5/19


03050573

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME First Pacific Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

FILE NO. 82- 836 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DATE : 5/19/03




FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

ANNUAL REPORT 2002

CORPORATE PROFILE

First Pacific is a Hong Kong-based investment and management company with operations located primarily in Southeast Asia. Its principal business interests relate to Consumer and Telecommunications. Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

SIGNIFICANT EVENTS 2002

8 Jan
US$40 million of First Pacific **convertible bonds** are canceled at a total cost of US$53 million.

9 Jan
Metro Pacific advises First Pacific that it is unable to repay the US$90.0 million loan (the **Larouge Loan**). First Pacific, as a secured creditor in respect of the 50.4 per cent interest in Bonifacio Land Corporation (BLC) pledged as security, is to co-manage with Metro Pacific its on-going sale of its controlling 72.9 per cent stake in BLC. Metro Pacific undertakes to announce a debt reduction plan by the end of February 2002.

16 Jan
US$10 million of First Pacific **convertible bonds** are canceled at a total cost of US$13 million. First Pacific offers to purchase outstanding **convertible bonds** in the market.

17-24 Jan
US$68 million of First Pacific **convertible bonds** are canceled at a total cost of US$92 million. Market purchases cease.

31 Jan
First Pacific deposits US$176 million with the trustee of its **convertible bonds** to redeem, on 27 March 2002, the outstanding US$131 million of **convertible bonds**. This concludes funding the repayment of First Pacific's convertible bonds.

31 Jan
First Pacific announces its intention to record **asset impairment provisions** totaling US$1.7 billion. The provisions are non-cash in nature, better align book values with year-end 2001 values, and do not impact First Pacific's finances or outlook.

1 Mar
Metro Pacific announces **asset impairment provisions** and undertakes debt reduction initiatives with its creditors.

29 May
First Pacific announces that it is in discussions with an investor concerning First Pacific's Philippine telecom and property interests. The investor is subsequently identified as the **Gokongwei** Group.

4 Jun
First Pacific signs MOA with the **Gokongwei** Group for the establishment of joint venture arrangements in relation to First Pacific's interests in PLDT and BLC.

5 Jun
First Pacific discloses details of **Gokongwei** MOA, under HKSE Listing Rules criteria.

Contribution from Operations


US$millions
100
80
60
40
20
0
98
99
00
01
02

Recurring Profit


US$millions
60
45
30
15
0
98
99
00
01
02

Market Capitalization


US$billions
2.5
2.0
1.5
1.0
0.5
0
98
99
00
01
02

CONTENTS

4 Jul
PLDT files complaint in U.S. Federal District Court alleging incomplete disclosure relating to the **Gokongwei** MOA.

19 Jul
First Pacific voluntarily discloses the MOA relating to the proposed **Gokongwei** joint venture, confirming the completeness of First Pacific's HKSE-related disclosures.

25 Sep
First Pacific converts US$50 million **convertible note** into 46.2 million ordinary shares. Conversion at HK$8.4 per share. Issued share capital increased to 3,186.0 million shares.

2 Oct
The **Gokongwei** Group terminates its MOA with First Pacific, citing implementation difficulties encountered.

22 Oct
PLDT drops complaint alleging incomplete disclosure of **Gokongwei** MOA.

23 Nov
As part of its debt reduction initiatives, Metro Pacific agrees to assign the principal of the **Larouge Loan** and the pledged 50.4 per cent interest in BLC to Greenfield Development Corporation and Ayala Land Inc. for US$90.0 million.

30 Nov
Indofood completed the **buy back** of 10 per cent of its issued and paid-up share capital. As a consequence, First Pacific's effective interest in Indofood increased to 51.9 per cent.

9 Dec
First Pacific appoints Ernst & Young (E&Y) as **auditors** following the resignation of PricewaterhouseCoopers (PwC). PwC's decision was premised on the fact that PwC was not directly responsible for the audit of Indofood, which is audited by E&Y.

2003

8 Feb
Larouge agrees to sell and assign its loan (the **Larouge Loan**) and related security (a 50.4 per cent interest in BLC) to Ayala Land Inc. and Evergreen Holdings Inc. for approximately US$90 million. The agreement is subject to the approval of First Pacific's independent shareholders.

19 Mar
Upon the recommendation of an independent financial adviser and the Independent Board Committee, First Pacific's independent shareholders approve the sale and assignment of the **Larouge Loan** and related security.

17 Apr
The **Larouge Loan** transaction is closed and the loan is repaid. US$90 million cash proceeds to reduce First Pacific's debt to approximately US$100 million.

MOA – Memorandum of Agreement

Contribution by Country



US$millions
60
50
40
30
20
10
0
-10
2001
2002
Indonesia
Philippines
Thailand
India
Others

Adjusted Net Asset Value by Country 2002



10%
42%
48%
US$millions
Indonesia 294.7
Philippines 254.4
India 63.0
Total 612.1

Share Price

	HK$
31 December 2001	0.96
High: 6 June 2002	1.82
Low: 15 October 2002	0.69
31 December 2002	0.70
17 April 2003	0.90

EXECUTIVE CHAIRMAN'S LETTER

To My Fellow Shareholders

I attempt, each year, to distil for you the salient factors that have challenged and shaped First Pacific during that year. Reflecting on one of the most complex and tumultuous years in First Pacific's history, the Gokongwei transaction clearly dominated our affairs in 2002. I do not propose to rehash here the details of this transaction but I would like to take this opportunity to comment about it, even briefly, particularly in light of my dual roles at First Pacific and PLDT.


First Pacific
Share Performance
HK$
1.60
1.40
1.20
1.00
0.80
0.60
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03

Upon being advised of the terms and conditions of the deal, I made it clear to the Board that the commercial benefits of the transaction for First Pacific could be significant, and that it offered a value for PLDT which reflected its inherent worth at that time.

However, I had concerns relating to the terms of the transaction, to the hurdles – legal and otherwise – that it faced, and the time frame within which it was contemplated to be completed. The issue was also raised about securing adequate assurances that First Pacific would realize payment in full over the deferred payment period for both the shares in PLDT and in Bonifacio Land Corporation. At the strategic plane, relinquishing control over our telecoms investment at a time when it was clear that profits and cash flow were about to accelerate gave me pause. I have repeatedly raised these matters with our Board, and on separate occasions, with the Gokongwei Group itself.

To assure objectivity of process, I complied with the decision of our Board to form a "Transaction Committee" of which I would not be part. Also I agreed not to involve myself in the consideration of the transaction, and not be privy to confidential information relating to all aspects of it.

Over at PLDT, I took pains not to participate in Board proceedings where significant decisions affecting the deal were made by its own Board.

Events played themselves out and in the end, the Gokongwei deal was terminated.

We now bring with us the distressing lessons learned from this particular event, as the Board and Management head towards agreeing and executing a new strategy for First Pacific.

Indeed, I recognize that a number of the issues which prompted the Gokongwei transaction lie ahead of us still.

In this light, Management is now intently focused on charting a future for the Company that will, in time, address these issues. The working title for this strategy is 'Direction, Decisions' and it centres on three primary objectives:

- stability in First Pacific's financial position;
- clarity in First Pacific's underlying principles and strategic direction;
- cohesion in First Pacific's internal relationships.

We anticipate achieving these objectives by nurturing and developing sustainable value growth at Indofood and PLDT, First Pacific's core assets. The enhancement of the Group's investment in these enterprises, whether it is achieved organically or through acquisition, will underpin and ensure First

Pacific's future growth. The specifics of the final plan, its implementation process and timetable, and the metrics by which progress and success will be measured, will be outlined in due course.

In closing, I would like to draw your attention to the achievements of 2002 that were overshadowed by other matters.

Operationally, the Group returned solid growth, despite the effects of disposals and regional risk concerns, and returned to profit, recording an attributable profit for 2002 of US$40.1 million. In tandem, tangible progress was made in addressing debt-related issues across the Group: First Pacific repaid its US$350 million convertible bonds; PLDT made headway in terming out its near term debt by raising US$644 million and significantly reducing capital and operational expenditure; Indofood secured over US$600 million of competitive financing to replace existing debt and more efficiently meet ongoing working capital and capital expenditure needs. On 17th April 2003, the US$90 million Larouge loan was repaid in full as Metro Pacific reduced its total debt by 80 percent since 2002. In addition, Indofood successfully completed its share buy back program in November 2002, and maintained a thirty per cent dividend payout.

In 2003, we will continue to pursue financing related matters: having paid down First Pacific's debt to approximately US$100 million, we will focus on refinancing the remaining debt, while both PLDT and Metro Pacific will forge ahead with their respective liability management plans. I am confident that the pursuit of this important goal, augmented by the 'Direction, Decisions' strategy that will be finalized and rolled out during the year, will ensure that First Pacific can again, as in the past where it saw setbacks, be revitalized.

I thank you most sincerely for your patience as we close what may have been a regrettable part of our story in 2002. It is my hope that with such closure, a productive beginning can be made for First Pacific, and a more composed and confident future achieved.

Sincerely



MANUEL V. PANGILINAN
Executive Chairman

17 April 2003

GOALS

REVIEW OF 2002 GOALS

FIRST PACIFIC

- Enhance recurrent cash flows at Head Office
  Partially achieved. Cost saving measures have been implemented; Indofood dividend inflow has improved.
- Refinance or repay existing two-year loan with longer-term funding
  Partially achieved. Debt reduced to approximately US$100 million following the repayment of the Larouge Loan principal.
- Conclude value enhancing strategy for the Group's investments in Escotel and Metrosel
  Partially achieved. Weaker telecom sector sentiment, regional tensions and an unpredictable business environment have hampered definitive progress with regards to Escotel. The Company has exchanged its 35.0 per cent interest in Metrosel for a 14.6 per cent interest in PT Mobile-8 Telecom, which is to operate a CDMA network in most of Indonesia.

INDOFOOD

- Pursue core business strategy to focus on value enhancement
  Achieved. Marketing focus on the promotion of higher margin products; sales volumes and revenues improved.
- Improve share price performance
  Not achieved. Declined by four per cent to close 2002 at Rupiah 600.
- Maintain dividend payout ratio of 30 per cent
  Achieved. 30 per cent payout in respect of 2001 earnings.
- Complete share buy back program
  Achieved. By 30 November 2002, Indofood had completed the buy back of 915.6 million shares, representing 10 per cent of its issued and paid-up capital.
- Implement employee stock ownership plan
  Achieved. 228.9 million shares were issued in May 2002, completing the first phase.

PLDT

- Pursue and complete liability management program
  Achieved. Refinanced US$644 million of 2002 to 2004 maturing debts, and reduced debt by US$127 million from internal free cash flows and dividends from Smart of Pesos 1.54 billion (US$29.8 million).
- Improve share price performance
  Not achieved. Declined by 35 per cent to close 2002 at Pesos 270.
- Smart to manage ARPUs through value added services
  Achieved. Stable ARPUs recorded, coupled with a 40 per cent growth in prepaid subscribers.
- Develop data and network related operations to become longer-term drivers of value
  Achieved. Data and network peso revenues are up 15 per cent, now contributing 12 per cent of Fixed Line's total revenues.
- Build and strengthen the operations and financial position of ePLDT
  Partially achieved. Peso revenues increased by 101 per cent, but the start-up nature of ePLDT's operations resulted in an increased operating loss of Pesos 483 million (US$9.4 million).

METRO PACIFIC

- Conclude debt reduction program
  In progress. Through an aggressive and comprehensive debt reduction and restructuring program, Metro Pacific addressed US$163.6 million of debt by year end 2002. On 17 April 2003, US$90 million repaid to Larouge.
- Conclude the merger of First e-Bank
  In progress. Local commercial bank, Banco de Oro, agreed to assume First e-Bank's banking business, as well as certain assets and liabilities. This transaction was approved by First e-Bank shareholders in December 2002, and is anticipated to close during the second quarter of 2003.

ESCOTEL

- Retain market leadership in view of anticipated competition
  Achieved. Continues to hold market-leading positions in all three circles.
- Maximize network availability and utilization
  In progress. Escotel's efforts to enhance its network were compromised by the decision of Escotel's existing equipment supplier, Lucent, to exit the GSM equipment supply business. Escotel is currently in the process of securing a new vendor.
- Grow revenues and EBITDA to achieve full break-even
  Achieved. Escotel has enhanced EBITDA and reported its first profit contribution.

GOALS FOR 2003

FIRST PACIFIC

- Reduce costs and increase recurrent cash flows at Head Office
- Refinance or repay US$100 million debt, which matures in December 2003, with longer-term funding

INDOFOOD

- Strengthen cash flows
- Build and develop brands
- Complete the second phase (114.5 million shares) of the employee stock ownership program
- Improve share price performance
- Maintain dividend payout of 30 per cent

PLDT

- Improve share price performance
- Generate sufficient free cash flow at the PLDT level and increase dividend payout from Smart, to enable PLDT to further reduce debts
- Smart to increase overall level of revenues, EBITDA and profits

METRO PACIFIC

- Conclude debt reduction program
- Conclude Banco de Oro's purchase of First e-Bank's banking business, as well as certain assets and liabilities
- Improve profitability at Landco and Nenaco

ESCOTEL

- Maximize network availability and utilization upon the appointment of new equipment supplier
- Grow subscriber base and retain market leadership in all three circles
- Continue to grow EBITDA

BOARD OF DIRECTORS AND SENIOR EXECUTIVES

BOARD OF DIRECTORS

MANUEL V. PANGILINAN
Executive Chairman

Age 56, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the company in 1981, and was appointed Executive Chairman in February 1999. Mr. Pangilinan also serves as President and CEO of PLDT; Chairman of Smart Communications, Inc.; President Commissioner of Indofood; Chairman, President and CEO of Metro Pacific; Chairman of Landco Pacific Inc.; and as a Director of Escotel and of Negros Navigation Inc. He is Chairman of the non-profit organization, Philippine Business for Social Progress; sits on the Board of Overseers of the Wharton School and on the Board of Trustees of Ateneo de Manila University. He was awarded an Honorary Doctorate in Humanities by San Beda College in the Philippines in January 2002. Mr. Pangilinan is based in the Philippines.

ANTHONI SALIM
Executive Director

Age 53, born in Indonesia. Mr. Salim is the son of Soedono Salim and is the President and CEO of the Salim Group. Mr. Salim is a Commissioner of Indofood; a Board member of Futuris Corporation Limited; a member of the Advisory Board for ALLIANZ Group; and has served as a Director of First Pacific since 1981.

RONALD A. BROWN
Executive Director, General Counsel and Company Secretary

Age 56, born in the United States. Mr. Brown received an AB from Dartmouth College and a JD and MPA from Harvard University. He is a member of the California State Bar and the District of Columbia Bar. He served at the Board of Governors of the Federal Reserve System's Washington, D.C., legal office before joining the Bank of America, where he ultimately became head of its Asia Division Legal Office in Hong Kong. Mr. Brown joined First Pacific in 1986 as Vice President, General Counsel and Company Secretary and was named an Executive Director in February 1999. He also serves as a Commissioner of Indofood and as a Director of Escotel.

EDWARD K.Y. CHEN, CBE, JP
Non-executive Director

Age 57, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Prof. Chen serves as President of Lingnan University; a Director of Asia Satellite Telecommunications and Eaton Vance Management Funds; and a Non-executive Director of Wharf Holdings Limited. Formerly, he served as Chairman of Hong Kong's Consumer Council; as an Executive Councilor of the Hong Kong Government; and as a Legislative Councilor. Prof. Chen joined First Pacific's Board in 1993.

SUTANTO DJUHAR
Non-executive Director

Age 74, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Ltd. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

TEDY DJUHAR
Non-executive Director

Age 51, born in Indonesia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk., Director of Pacific Industries and Development Ltd., and a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

MICHAEL J.A. HEALY
Finance Director

Age 42, born in Scotland. Mr. Healy received a Bachelor of Arts Degree in Economics in 1980 and a Diploma in Accountancy in 1981 from the University of Stirling, Scotland. He is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Society of Accountants. Mr. Healy served as a member of the Financial Accounting Standards Committee of the Hong Kong Society of Accountants from 1996 to 2000. Mr. Healy joined First Pacific in 1994, having served in Price Waterhouse's United Kingdom and Hong Kong audit and business advisory departments. Prior to his appointment as Finance Director in February 1999, Mr. Healy held several senior finance positions and, in January 2000, he assumed the additional responsibilities of Chief Operating Officer. He also serves as a Commissioner of Indofood and as a Director of Escotel.

IBRAHIM RISJAD
Non-executive Director

Age 68, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indocement Tunggal Prakarsa Tbk. and as Vice President of the Board of Commissioners of Indofood. He joined First Pacific's Board in 1981.

BOARD OF DIRECTORS (CONT'D)

DAVID W.C. TANG, OBE
Non-executive Director

Age 48, born in Hong Kong. Mr. Tang is the founder of the Shanghai Tang stores and the China Clubs in Hong Kong, Beijing and Singapore, as well as The Pacific Cigar Company Limited. He holds Hong Kong directorships on the Boards of Lai Sun Development Limited and Free Duty Limited; London directorships include the Boards of Asprey Limited and Garrard Limited; and the International Advisory Board of The Savoy Group of London. Mr. Tang joined First Pacific's Board in 1989.

EDWARD A. TORTORICI
Executive Director

Age 63, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. He found EA Edwards Associates, an international management and consulting firm with offices worldwide. Mr. Tortorici joined First Pacific as an Executive Director in 1987, becoming responsible for organization and strategic planning. Mr. Tortorici also serves as a Director of Indofood, Metro Pacific, Bonifacio Land Corporation, Fort Bonifacio Development Corporation and ACeS.

ADVISORS

SOEDONO SALIM
Honorary Chairman and
Advisor to the Board

Age 86, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group, and is a Commissioner or Director of numerous other Indonesian companies.

SUDWIKATMONO
Advisor to the Board

Age 68, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Director of PT Bogasari Flour Mills, Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk., and holds Board positions with a number of other Indonesian companies.

SENIOR EXECUTIVES

REBECCA G. BROWN
Executive Vice President,
Group Corporate Communications

Age 38, born in Zimbabwe. Ms. Brown qualified in the United Kingdom and is a fellow of the Association of Chartered Certified Accountants and a member of the National Investor Relations Institute. After eight years in London with Shell International, she joined First Pacific in 1996 and served in several senior finance positions. In September 1999, Ms. Brown was named Executive Vice President, Group Corporate Communications.

MAISIE M.S. LAM
Executive Vice President,
Group Human Resources

Age 48, born in Hong Kong. Ms. Lam received a Diploma from Hong Kong Polytechnic University/ Hong Kong Management Association. She joined First Pacific in 1983 from Citicorp's merchant banking arm in Hong Kong.

JOSEPH H.P. NG
Executive Vice President,
Group Finance

Age 40, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Society of Accountants and of the Association of Chartered Certified Accountants. Mr. Ng joined First Pacific in 1988 from Price Waterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Finance in May 2002, Mr. Ng was Group Treasurer of the Group and served in several senior finance positions within the First Pacific Group. Mr. Ng also serves as a Commissioner of Indofood and as a Director of Escotel.

CONTENTS

REVIEW OF OPERATIONS CONTRIBUTION SUMMARY

Contribution by Country


US$millions
60
50
40
30
20
10
0
-10
2001
2002
Indonesia
Philippines
Thailand
India
Others

	Turnover		Contribution to Group profit/(loss)[i]	
US$millions	**2002**	2001	**2002**	2001
Indofood	**1,777.3**	1,414.9	**37.7**	48.1
PLDT[ii]	**-**	–	**48.8**	42.8
Metro Pacific	**114.6**	134.4	**(18.7)**	(20.9)
Escotel[ii]	**-**	–	**0.1**	(6.2)
FROM CONTINUING BUSINESSES	**1,891.9**	1,549.3	**67.9**	63.8
FROM DISPOSED BUSINESSES[iii]	**0.4**	302.4	**(2.3)**	8.7
FROM OPERATIONS	**1,892.3**	1,851.7	**65.6**	72.5
Corporate overhead			**(9.0)**	(12.4)
Interest expense			**(15.4)**	(24.0)
Interest income			**9.1**	9.3
Other income/(expenses)			**0.8**	(0.8)
RECURRING PROFIT			**51.1**	44.6
Foreign exchange losses			**(11.0)**	(22.4)
Loss on disposal and provision for investments			**-**	(1,819.2)
PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS			**40.1**	(1,797.0)

(i) After taxation and outside interests, where appropriate.
(ii) Associated companies.
(iii) Represents Infrontier in 2002, and Infrontier, Berli Jucker, Darya-Varia and Savills plc in 2001. Effective 30 April 2002, First Pacific reduced its interest in Infrontier to 19.0 per cent. Infrontier is now accounted for as a long-term investment.

During the year, the Group's turnover remained broadly unchanged at US$1,892.3 million (2001: US$1,851.7 million) reflecting improved underlying performances, offset by business disposals. First Pacific's continuing business interests improved their performance in 2002, recording profit contributions totaling US$67.9 million (2001: US$63.8 million), an increase of six per cent. Corporate overhead declined 27.4 per cent, to US$9.0 million, as cost cutting initiatives took effect, and net interest expense more than halved to US$6.3 million (2001: US$14.7 million) following the repayment of the Company's convertible bonds in March 2002. Recurring profit improved to US$51.1 million, from US$44.6 million in 2001, and the Group recorded lower foreign exchange losses on its unhedged borrowings, largely due to a stronger rupiah. Absent the asset impairment provisions of 2001, First Pacific returned to profit, recording an attributable profit for 2002 of US$40.1 million.

The Group's operating results are denominated in local currencies – principally the rupiah, peso and rupee – which are translated and consolidated to provide the Group's U.S. dollar denominated results. The performance of these currencies, against the U.S. dollar, is summarized below.

Exchange rates against the U.S. dollar at 31 December	**2002**	2001	One year change
CLOSING			
Rupiah	**8,950**	10,400	+16.2%
Peso	**53.18**	51.60	-3.0%
Rupee	**47.94**	48.25	+0.6%

Exchange rates against the U.S. dollar for the year ended 31 December	**2002**	2001	One year change
AVERAGE			
Rupiah	**9,265**	10,294	+11.1%
Peso	**51.64**	51.04	-1.2%
Rupee	**48.58**	47.24	-2.8%

The Group recorded US$11.0 million of exchange losses on its unhedged U.S. dollar denominated loans. This largely reflects losses due to a weaker peso, partly offset by gains arising on a stronger rupiah.

INDOFOOD

Share Price	Rupiah
31 December 2001	625
High: 14 June 2002	1,250
Low: 15 October 2002	475
31 December 2002	600
17 April 2003	725

PT Indofood Sukses Makmur Tbk (Indofood) is the leading processed-foods group in Indonesia. Noodles, Flour and Edible Oils & Fats are the principal businesses of Indofood, and it also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods businesses.

Indofood's operations are denominated in rupiah, which averaged Rupiah 9,265 (2001: 10,294) to the U.S. dollar, and its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

	2002	2001
	Rupiah mln	Rupiah mln
Net income under Indonesian GAAP	**802,633**	746,330
Differing accounting treatments[i]		
– Foreign exchange accounting	**54,434**	54,434
– Others	**(3,415)**	(27,642)
Adjusted net income under Hong Kong GAAP	**853,652**	773,122
Foreign exchange[ii]	**(151,318)**	258,695
Indofood's net income as reported by First Pacific	**702,334**	1,031,817
	US$ mln	US$ mln
Translated into U.S. dollars at prevailing average rates of 2002: Rupiah 9,265 and 2001: Rupiah 10,294	**75.8**	100.2
Contribution to First Pacific Group profit, at an average shareholding of 2002: 49.8% and 2001: 48.0%[iii]	**37.7**	48.1

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustment is:
- Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction.

(ii) To illustrate the underlying operational results and profit contribution, exchange differences (net of related tax) are excluded and presented separately.

(iii) As a consequence of Indofood's share buy back program, First Pacific's shareholding in Indofood increased to 51.9 per cent by 31 December 2002. First Pacific's average shareholding during 2002 was 49.8 per cent.

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.


Indofood
Turnover 2002
12%
29%
29%
30%
US$millions
Noodles 624.5
Flour 639.7
Edible Oils & Fats 616.6
Others 253.5
Total 2,134.3


Indofood
Turnover 2001
14%
30%
25%
31%
US$millions
Noodles 509.3
Flour 515.8
Edible Oils & Fats 411.9
Others 235.4
Total 1,672.4

	Turnover			Profit		
US$ millions	**2002**	2001	% change	**2002**	2001	% change
Noodles	**624.5**	509.3	+22.6	**111.1**	104.4	+6.4
Flour	**639.7**	515.8	+24.0	**38.2**	44.2	–13.6
Edible Oils & Fats	**616.6**	411.9	+49.7	**43.6**	37.4	+16.6
Others	**253.5**	235.4	+7.7	**11.5**	17.3	–33.5
Inter-segment elimination	**(357.0)**	(257.5)	–38.6	**–**	–	–
Total	**1,777.3**	1,414.9	+25.6			
OPERATING PROFIT				**204.4**	203.3	+0.5
Share of profits less losses of associates				**(0.1)**	(0.6)	+83.3
Net borrowing costs				**(68.5)**	(45.3)	–51.2
PROFIT BEFORE TAXATION				**135.8**	157.4	–13.7
Taxation				**(47.4)**	(45.3)	–4.6
PROFIT AFTER TAXATION				**88.4**	112.1	–21.1
Outside interests				**(50.7)**	(64.0)	+20.8
CONTRIBUTION TO GROUP PROFIT				**37.7**	48.1	–21.6

Indofood recorded a contribution of US$37.7 million (2001: US$48.1 million) to the Group, down 22 per cent year on year. The decline was largely attributable to increased borrowing costs, due to higher levels of debt to finance working capital, and a stronger rupiah that led to exchange gains being reported in 2002. To illustrate the underlying operational results, exchange differences are excluded and presented separately.

A concerted and focused marketing drive, as well as the launch of new products (for example, the more than 50 regional flavors range), underpinned the strong growth in **Noodles**, sales of which reached 9.8 billion (2001: 9.0 billion) packs in 2002. The average selling price per pack was marginally higher at Rupiah 557 (U.S. 6.0 cents), and rupiah denominated sales increased by 10 per cent to Rupiah 5.8 trillion (US$624.5 million). Sales are principally to the domestic market, with two per cent (2001: two per cent) of volumes exported. Higher production costs had the effect of eroding Noodles' rupiah gross margin to 31 per cent (2001: 32 per cent), while increased operating expenses, including selling and promotion expenses, contributed to the rupiah operating margin declining to 17 per cent (2001: 19 per cent).

Flour recorded improved year on year revenues, up 12 per cent in rupiah terms to Rupiah 5.9 trillion (US$639.7 million). This was achieved through a mix of increased sales volumes (up nine per cent to 2.3 million tons) and a five per cent increase in the average selling price to Rupiah 2,373 (U.S. 25.6 cents) per kilogram. The increase in selling price was not sufficient to offset the effects of increased wheat and fuel prices such that Flour's rupiah gross margin declined to 14 per cent (2001: 15 per cent). Selling and promotion expenses, in support of the Flour division's sales drive, eroded the rupiah operating margin to seven per cent (2001: eight per cent).

Indofood Operating Profit 2002


6%
54%
21%
19%

	US$millions
Noodles	111.1
Flour	38.2
Edible Oils & Fats	43.6
Others	11.5
Total	204.4

Indofood Operating Profit 2001


9%
51%
18%
22%

	US$millions
Noodles	104.4
Flour	44.2
Edible Oils & Fats	37.4
Others	17.3
Total	203.3

Edible Oils & Fats recorded strong revenue growth, up 35 per cent to Rupiah 5.7 trillion (US$616.6 million). Cooking Oil & Fats, Trading and Plantation sales revenues were up 25 per cent, 41 per cent and 37 per cent, respectively, with increased sales volumes and higher average selling prices contributing to this growth. However, this was insufficient to fully offset the significant increase in the cost of crude palm oil and copra and, accordingly, the rupiah gross margins of Cooking Oil & Fats and Trading declined to six per cent (2001: 15 per cent) and four per cent (2001: five per cent), respectively. Plantation's rupiah margins improved to 57 per cent (2001: 52 per cent) gross, and 44 per cent (2001: 41 per cent) operating.

Others represents the collective results of Indofood's Distribution, Food Seasonings, Baby Foods, Snack Foods and Other business interests. The performance of Others was largely affected by a decline in Distribution's sales revenues, as well as increased competition in the Snack Foods market. Notwithstanding this, the remaining businesses recorded stronger sales revenues, through volume and price increases, such that the rupiah gross margin for Others remained unchanged at 29 per cent. However, this was insufficient to offset higher selling and promotion expenses, which resulted in a lower rupiah operating margin of four per cent (2001: seven per cent).

During 2002, Indofood raised a two-year US$100.0 million loan facility, repayable on an installment basis, and various short to medium term rupiah denominated borrowings, totaling approximately Rupiah 2.0 trillion (US$223.5 million), for working capital and capital expenditure purposes. In addition, US$280.0 million of five-year Euro bonds were issued and used to replace existing debt. Approximately US$422.4 million of debt, comprising Rupiah 685.6 billion (US$76.6 million) debt and US$345.8 million U.S. dollar debt, was repaid during 2002.

Indofood's share buy back program was completed on schedule on 30 November 2002, with 915.6 million shares having been repurchased at an average price of approximately Rupiah 807. Similarly, progress was also made with the employee stock ownership program (ESOP). This program covers 457.8 million shares, representing five per cent of Indofood's issued and paid-up share capital, and is being implemented in stages through to May 2004. The first stage, representing 50 per cent of the ESOP, was completed on schedule in May 2002. The second and third stages, each representing 25 per cent of the ESOP, are to be completed in May 2003 and May 2004, respectively.

Indofood plans to continue to focus on its operational strengths in **2003**, with a particular emphasis on accelerating organic growth. Capital expenditure and debt will continue to be managed to ensure that these remain at optimal levels.

PLDT

Share Price	Pesos
31 December 2001	417.5
High: 3 April 2002	565.0
Low: 23 October 2002	209.0
31 December 2002	270.0
17 April 2003	382.5

Philippine Long Distance Telephone Company (PLDT) is the largest and most diversified telecommunications company in the Philippines. Its businesses are organized into three main segments: Wireless (principally through wholly-owned subsidiary Smart Communications (Smart)), Fixed Line (principally through PLDT), and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT).

PLDT's operations are principally denominated in pesos, which averaged Pesos 51.64 (2001: 51.04) to the U.S. dollar, and its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

	2002	2001
	Pesos mln	Pesos mln
Net income under Philippine GAAP(i)	**3,118**	3,418
Preference dividends(ii)	**(1,683)**	(1,670)
Net income attributable to common shareholders	**1,435**	1,748
Differing accounting treatments(iii)		
– Foreign exchange accounting	**(146)**	(164)
– Fair values on acquisition	**3,475**	3,670
– Reversal of provision for Piltel	**4,110**	600
– Others	**(1,377)**	220
Intragroup items(iv)	**275**	275
Adjusted net income under Hong Kong GAAP	**7,772**	6,349
Foreign exchange(v)	**2,546**	2,564
PLDT's net income as reported by First Pacific	**10,318**	8,913
	US$ mln	US$ mln
Translated into U.S. dollars at prevailing average rates of 2002: Pesos 51.64 and 2001: Pesos 51.04	**200.0**	174.6
Contribution to First Pacific Group profit, at an average shareholding of 2002: 24.4% and 2001: 24.5%	**48.8**	42.8

(i) PLDT has restated its net income for 2001 from Pesos 3,418 million to Pesos 2,828 million after changing the revenue recognition policy for prepaid cards from sale to usage. As First Pacific has already adjusted for this in prior years' GAAP adjustments, no further adjustment is required.

(ii) First Pacific presents net income after the deduction of preference dividends.

(iii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- Foreign exchange accounting: Under Philippine GAAP, PLDT is permitted to capitalize and amortize exchange differences. Hong Kong GAAP requires the recognition of such differences, even though unrealized, in the profit and loss statement. The adjustment reverses the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific.
- Fair values on acquisition: First Pacific made certain fair value adjustments at the time of its acquisition of PLDT, such that certain PLDT assets are held at different values in First Pacific's accounts. Accordingly, the adjustment reverses the depreciation on assets that First Pacific has already written down.
- Reversal of provision for Piltel: PLDT made full provision against its investment, under the Letter of Support arrangement, in Piltel preference shares. As First Pacific has already made full provision for this, the adjustment reverses PLDT's provision.

(iv) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(v) To illustrate the underlying operational results and profit contribution, exchange differences (net of related tax) are excluded and presented separately.

An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

PLDT
Turnover 2002


1%
57%
42%
US$millions
Fixed Line 881.5
Wireless 652.8
ICT 18.2
Total 1,552.5

PLDT
Turnover 2001


1%
64%
35%
US$millions
Fixed Line 918.4
Wireless 513.9
ICT 9.2
Total 1,441.5

	Turnover			Profit		
US$ millions	**2002**	2001	% change	**2002**	2001	% change
Fixed Line	**881.5**	918.4	–4.0	**372.4**	395.7	–5.9
Wireless	**652.8**	513.9	+27.0	**181.4**	110.3	+64.5
ICT*	**18.2**	9.2	+97.8	**(10.4)**	(6.1)	–70.5
Total	**1,552.5**	1,441.5	+7.7			
OPERATING PROFIT				**543.4**	499.9	+8.7
Share of profits less losses of associates				**(1.0)**	0.8	–
Net borrowing costs				**(262.1)**	(267.9)	+2.2
PROFIT BEFORE TAXATION				**280.3**	232.8	+20.4
Taxation				**(49.0)**	(47.5)	–3.2
PROFIT AFTER TAXATION				**231.3**	185.3	+24.8
Outside interests				**0.4**	19.4	–97.9
PROFIT FOR THE YEAR				**231.7**	204.7	+13.2
Preference share dividends				**(31.7)**	(30.1)	–5.3
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS				**200.0**	174.6	+14.5
Average shareholding (%)				**24.4**	24.5	–
CONTRIBUTION TO GROUP PROFIT				**48.8**	42.8	+14.0

* *Information and Communications Technology*

PLDT recorded a contribution of US$48.8 million (2001: US$42.8 million) to the Group, up 14 per cent year on year.

PLDT's year on year growth was underpinned by its **Wireless** business, which now accounts for 42 per cent of PLDT's peso revenues. Smart and Piltel grew their joint subscriber base by 2.2 million subscribers in 2002 to end the year with 8.6 million subscribers, equating to 57 per cent market share. On a stand-alone basis, Smart closed the year as the market leader with 6.8 million (2001: 4.6 million) GSM subscribers, or 45 per cent of the market.

Revenues from Wireless voice services increased by 41 per cent to Pesos 17.4 billion (US$336.9 million) (2001: Pesos 12.3 billion; US$241.0 million), representing 53 per cent of Smart's cellular revenues. Revenues from Wireless data services likewise grew by 82 per cent to Pesos 12.2 billion (US$236.3 million) (2001: Pesos 6.7 billion; US$131.3 million), accounting for 37 per cent of cellular revenues. Short Messaging Service (SMS) remains the largest contributor to Wireless data service revenues, with 16.5 billion outbound messages handled over 2002, up one-third year on year. Outbound SMS activity exceeded thirty-one thousand messages every minute. In tandem with growing its subscriber base and subscriber revenues, Smart has focused on paring back subscriber acquisition costs while minimising product subsidies. Smart's net income for 2002 improved by 74 per cent to Pesos 6.1 billion (US$118.1 million) (2001: Pesos 3.5 billion; US$67.8 million), despite incurring a depreciation charge of Pesos 3.1 billion (US$60.0 million) on the closing of Smart's analog network. In December 2002, Smart paid its first cash dividend - Pesos 1.54 billion (US$29.8 million) – to PLDT.

Smart's dividend was utilised in the debt liability management program that has been central to the 2002 activities of PLDT's **Fixed Line** business. Phase One of this program, which raised US$644 million to term out debt obligations that mature between 2002 and 2004, was completed in September 2002 and, in tandem, a number of cost cutting initiatives freed up cash flow for debt-related activities. These included reducing capital expenditure by 28 per cent to Pesos 6.9

billion (US$133.6 million), cash operating expenses by four per cent to Pesos 15.7 billion (US$304.0 million), and significantly curtailing investments in subsidiaries and affiliates (2002: Pesos 2.2 billion (US$42.6 million); 2001: Pesos 4.4 billion (US$86.2 million)). Operationally, the stability of the Fixed Line's local exchange revenues and the expansion of data and other network services have offset pressure on the national and international long distance businesses. National long distance revenues have suffered through the increased substitution of wireless services, and International revenues are down due to lower direct dialling and settlement rates.

Revenue from the **Information and Communications Technology (ICT)** businesses continues to grow, with ePLDT's call centre businesses recording significant growth year on year such that these now account for almost one third of total ICT revenues.

In **2003**, PLDT will continue its debt liability management activities and, to this end, will seek to enhance operational cash inflows. It is anticipated that debt maturities in 2003 and 2004 will be funded through internal free cash flows and dividends from Smart. Wireless will grow through Smart's innovative data services products, with a view to maintaining subscribers and improving margins.

METRO PACIFIC

Share Price	Peso
31 December 2001	0.30
High: 19 February 2002	0.43
Low: 4 December 2002	0.14
31 December 2002	0.16
17 April 2003	0.20

Metro Pacific Corporation (Metro Pacific) is based and separately listed in Manila and principally holds interests in property developers Bonifacio Land Corporation (BLC), Pacific Plaza Towers and Landco Pacific Corporation (Landco). It also holds an interest in Negros Navigation Company (Nenaco), a shipping enterprise.

Metro Pacific's operations are denominated in pesos, which averaged Pesos 51.64 (2001: 51.04) to the U.S. dollar, and its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

	2002	2001
	Pesos mln	Pesos mln
Net loss under Philippine GAAP	**(11,713)**	(23,211)
Differing accounting treatments[(i)]		
– Reversal of impairment provision	**8,706**	20,918
– Others	**1,802**	696
Adjusted net loss under Hong Kong GAAP	**(1,205)**	(1,597)
Foreign exchange[(ii)]	**8**	273
Metro Pacific's net loss as reported by First Pacific	**(1,197)**	(1,324)
	US$ mln	US$ mln
Translated into U.S. dollars at prevailing average rates of 2002: Pesos 51.64 and 2001: Pesos 51.04	**(23.2)**	(25.9)
Contribution to First Pacific Group profit, at an average shareholding of 2002: 80.6% and 2001: 80.6%	**(18.7)**	(20.9)

(i) Differences in accounting under Philippine GAAP, compared with Hong Kong GAAP. Principal adjustments include:
- Reversal of impairment provision: Adjustment to reverse Metro Pacific's 2002 impairment provision of Pesos 8.7 billion (2001: Pesos 20.9 billion) in respect of its investment in BLC. First Pacific has, through its 2001 impairment provisions, already fully provided against this asset.
- Others: The 2002 adjustment includes the one-off release of a Pesos 0.8 billion Group level provision relating to Metro Pacific's loss on a property disposal.

(ii) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

An analysis of Metro Pacific's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2002**	2001	% change	**2002**	2001	% change
Property						
BLC	**51.6**	25.5	+102.4	**2.9**	(4.6)	–
Pacific Plaza Towers	**4.4**	50.8	–91.3	**(0.6)**	5.1	–
Landco	**12.6**	10.9	+15.6	**2.1**	3.0	–30.0
Subtotal	**68.6**	87.2	–21.3	**4.4**	3.5	+25.7
Nenaco	**46.0**	47.2	–2.5	**7.3**	4.9	+49.0
Corporate overhead	**–**	–	–	**(1.1)**	(4.6)	+76.1
Total	**114.6**	134.4	–14.7			
OPERATING PROFIT				**10.6**	3.8	+178.9
Share of profits less losses of associates				**(0.9)**	(0.6)	–50.0
Net borrowing costs				**(35.2)**	(42.5)	+17.2
LOSS BEFORE TAXATION				**(25.5)**	(39.3)	+35.1
Taxation				**2.1**	4.6	–54.3
LOSS AFTER TAXATION				**(23.4)**	(34.7)	+32.6
Outside interests				**4.7**	13.8	–65.9
GROUP SHARE OF LOSS				**(18.7)**	(20.9)	+10.5

Metro Pacific contributed a loss of US$18.7 million in 2002, an improvement on 2001's loss of US$20.9 million.

BLC's operating results improved, reflecting the sale of the five-hectare 'Compound' land, as well as an improved performance by Fort Bonifacio Development Corporation. However, this was offset by weaker operational results, due to the depressed property market, and increased operating expenses. Pacific Plaza Towers sold four units in 2002, compared with 73 units in 2001, which included a bulk sale transaction. As at end 2002, 297 of the development's 393 units had been sold. Landco's turnover improved as sizeable, high margin real estate projects were sold-out. However increased operating costs eroded operating profits. Nenaco achieved a turnaround from years of net losses, made possible by management initiatives to diversify revenue streams, cut costs, and improve operational efficiencies. Progress was made with the disposal of First e-Bank, and it is anticipated that Banco de Oro's purchase of First e-Bank's banking business, as well as certain assets and liabilities, will be completed during the second quarter of 2003.

Throughout 2002, Metro Pacific effected an aggressive and comprehensive debt reduction and restructuring program. By year-end 2002, Metro Pacific had concluded agreements, and reached agreements in principle, for the repayment, reduction or restructuring of approximately Pesos 8.7 billion (US$163.6 million) of Metro Pacific debt.

In November 2002, in a significant advancement of Metro Pacific's debt reduction initiatives, Metro Pacific entered into an agreement with Greenfield Development Corporation and Ayala Land Inc. (collectively the GA Group), whereby the GA Group would repay the Larouge Loan (in the principal amount of US$90.0 million) in exchange for a 50.4 per cent interest in BLC owned by Metro Pacific. Metro Pacific would also receive property and other assets, valued at approximately Pesos 3.8 billion (US$71.5 million), as repayment for prior advances to BLC. The transaction was formally completed on 17 April 2003 and, as a consequence of this transaction, Metro Pacific's interest in BLC declined to 22.5 per cent from 72.9 per cent. Metro Pacific intends to apply the property and other assets, received through the transaction, to Metro Pacific's debt reduction and restructuring efforts.

In 2003, Metro Pacific will focus on further reducing or restructuring its debt, while seeking improved profitability at subsidiaries Landco and Nenaco.

ESCOTEL

Escotel Mobile Communications Limited (Escotel) is a GSM cellular telephone services provider based in New Delhi that commenced operations in 1996. Escotel operates in three circles: Uttar Pradesh (West), Haryana and Kerala.

Escotel's operations are denominated and reported in rupees, which averaged Rupees 48.58 (2001: 47.24) to the U.S. dollar. An analysis of Escotel's contribution to the First Pacific Group is detailed below.

Escotel Subscriber Numbers


Thousands
600
500
400
300
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03

	Turnover			Profit		
US$ millions	**2002**	2001	% change	**2002**	2001	% change
Cellular	**70.6**	53.5	+32.0			
OPERATING PROFIT				**23.5**	16.1	+46.0
Net borrowing costs				**(23.3)**	(28.7)	+18.8
PROFIT/(LOSS) FOR THE YEAR				**0.2**	(12.6)	–
Average shareholding (%)				**49.0**	49.0	–
GROUP SHARE OF PROFIT/(LOSS)				**0.1**	(6.2)	–

Escotel returned its first profit in 2002, contributing US$0.1 million (2001: US$6.2 million loss) to the Group. In rupee terms, cellular revenues reached Rupees 3.4 billion (US$70.6 million) (2001: Rupees 2.5 billion; US$53.5 million) reflecting robust growth in Escotel's subscribers to 568,510 (2001: 441,504), partially offset by reduced ARPUs. Blended ARPUs declined to Rupees 452 (US$9.3) (2001: Rupees 532; US$11.3) as subscriber growth was largely within the prepaid sector.

Regulatory changes, within the Indian telecoms industry, have had the effect of significantly increasing competition. Despite this, Escotel continues to retain market leadership in its three circles, garnering 71 per cent of Uttar Pradesh (West), 49 per cent of Haryana and 46 per cent of Kerela. In addition, a recent independent survey of Indian mobile users conferred a number of accolades on Escotel, including being ranked No. 1 Circle Operator (out-performing BPL, Idea, Bharti and Hutchison) and No. 2 Operator in India (second to RPG).

In **2003**, Escotel will, through network enhancements and targeted subscriber growth, continue to fend off competition and to retain its market leadership positions.

FINANCIAL REVIEW

CONTENTS

LIQUIDITY AND FINANCIAL RESOURCES

(A) COMPANY NET DEBT

The outstanding convertible bonds, which were issued by the Company in March 1997, amounting to US$331.7 million including a redemption premium of US$82.5 million, were fully redeemed in March 2002 by utilizing a bank loan of US$190.0 million and cash resources. The increase in net debt is, therefore, attributable mainly to the redemption premium that was previously classified within accruals. The Head Office's borrowings at 31 December 2002 comprise a bank loan of US$187.4 million, which is repayable in December 2003.

CHANGES IN HEAD OFFICE NET DEBT

	Borrowings US$m	Cash and bank balances US$m	Net debt US$m
At 1 January 2002	297.8	(214.5)	83.3
Movement	(110.4)	179.2	68.8
AT 31 DECEMBER 2002	**187.4**	**(35.3)**	**152.1**

HEAD OFFICE CASH FLOW

	2002 US$m	2001 US$m
Net cash outflow from operating activities	**(3.8)**	(6.4)
Net cash outflow from servicing of finance	**(9.6)**	(4.2)
Dividends paid to shareholders	**–**	(4.0)
Investments	**(7.8)**	(117.5)
(Expenses)/proceeds on disposal	**(5.5)**	204.2
Financing activities		
– Convertible bonds repayment	**(331.7)**	(25.5)
– Net bank loan drawdowns	**187.4**	–
– Loan facility expenses	**(8.2)**	–
(DECREASE)/INCREASE IN CASH AND BANK BALANCES	**(179.2)**	46.6

(B) GROUP NET DEBT AND GEARING

An analysis of net debt and gearing for consolidated and associated companies follows.

Net Debt and Gearing


US$billions
Gearing(times)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
5
4
3
2
1
0
98
99
00
01
02
Net debt
Gearing before goodwill reserve
Gearing after goodwill reserve

CONSOLIDATED

	Net debt[i] 2002 US$m	Net assets 2002 US$m	Gearing 2002 times	Net debt[i] 2001 US$m	Net assets/ (liabilities) 2001 US$m	Gearing 2001 times
Head Office	**152.1**	**726.5**	**0.15x**	83.3	693.5	0.09x
Indofood	**676.9**	**463.8**	**1.46x**	442.5	318.6	1.39x
Metro Pacific	**233.7**	**139.0**	**1.68x**	264.6	188.7	1.40x
Disposed business[ii]	**-**	**-**	**-**	0.1	(14.0)	-
CONSOLIDATED BEFORE GOODWILL RESERVE	**1,062.7**	**1,329.3**	**0.80x**	790.5	1,186.8	0.67x
Goodwill reserve	**-**	**(976.4)**	**-**	-	(985.8)	-
CONSOLIDATED AFTER GOODWILL RESERVE	**1,062.7**	**352.9**	**3.01x**	790.5	201.0	3.93x

ASSOCIATED

	Net debt 2002 US$m	Net assets/ (liabilities) 2002 US$m	Gearing 2002 times	Net debt 2001 US$m	Net assets/ (liabilities) 2001 US$m	Gearing 2001 times
PLDT	**2,964.7**	**1,678.4**	**1.77x**	3,321.1	1,733.5	1.92x
Escotel	**183.8**	**(36.3)**	**-**	182.4	(22.7)	-

(i) Includes pledged deposits and excludes inter-company debt.
(ii) Represents Infrontier.

- Head Office's gearing increased as a result of repaying the convertible bonds, including US$82.5 million of redemption premium that was previously classified within accruals.
- Indofood's gearing increased mainly because of increased borrowings for working capital and capital expenditure requirements.
- Metro Pacific's gearing increased mainly because of losses for the year, which resulted in a decline in net assets.
- PLDT's gearing declined as profits increased net assets, and free cash flows reduced net debts.

The maturity profile of consolidated debt follows. The lengthening of the debt maturity profile principally reflects a lengthening of the profile of Indofood's debt. In particular, Indofood's short-term debts were replaced through a US$100 million two-year term loan and US$280 million of five-year Euro bonds.

Maturity Profile of Consolidated Debt 2002


5%
41%
46%
8%
Within 1 year
1-2 years
2-5 years
Over 5 years

MATURITY PROFILE OF CONSOLIDATED DEBT

	2002 US$m	2001 US$m
Within one year	**531.7**	750.2
One to two years	**106.7**	86.0
Two to five years	**586.2**	285.1
Over five years	**64.3**	20.3
TOTAL	**1,288.9**	1,141.6

The maturity profile of the borrowings of the Group's associated companies follows. The lengthening of the debt maturity profile of PLDT primarily reflects the results of its liability management program.

Maturity Profile of Consolidated Debt 2001


2%
25%
66%
7%
Within 1 year
1-2 years
2-5 years
Over 5 years

MATURITY PROFILE OF ASSOCIATED COMPANIES' DEBT

	PLDT		Escotel	
	2002 US$m	2001 US$m	**2002 US$m**	2001 US$m
Within one year	**374.9**	548.7	**30.6**	8.5
One to two years	**470.7**	687.0	**54.6**	28.3
Two to five years	**1,416.6**	1,292.9	**100.1**	149.0
Over five years	**907.0**	869.5	**-**	-
TOTAL	**3,169.2**	3,398.1	**185.3**	185.8

(C) NET CURRENT LIABILITIES

Through the repayment or refinancing of debt, the Group reported net current assets of US$20.6 million at 31 December 2002, as compared to net current liabilities of US$234.5 million at 31 December 2001. On a pro forma basis, which reflects the sale and assignment of the US$90.0 million Larouge loan and the 50.4 per cent pledged interest in Bonifacio Land Corporation, the Group will record net current assets of US$140.3 million.

FOREIGN CURRENCY RISK

(A) COMPANY RISK

As the US$187.4 million Head Office bank loan is denominated in HK dollars (which is pegged to the U.S. dollar at a fixed exchange rate), foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments, due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of Escotel and the Head Office, the principal components of the Company's adjusted net asset value (NAV) relate to investments denominated in rupiah or pesos. Accordingly, any depreciation of these currencies, against their respective 31 December 2002 exchange rates, would have a negative impact on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated impact on the Company's adjusted NAV for a one per cent depreciation of the rupiah and peso against the U.S. dollar.

Company	Effect on adjusted NAV[i] US$m	Effect on adjusted NAV per share HK cents
Indofood	(2.95)	(0.72)
PLDT	(2.09)	(0.51)
Metro Pacific	(0.45)	(0.11)
TOTAL[ii]	(5.49)	(1.34)

(i) Adjusted NAV is based on quoted share prices applied to the Company's economic interest.
(ii) The NAV of the Group's investment in Escotel is based on its historic U.S. dollar cost and, accordingly, any depreciation of the rupee would not affect the Company's adjusted NAV.

(B) GROUP RISK

The Group's operating results are denominated in local currencies – principally the rupiah, peso and rupee – which are translated and consolidated to give the Group's results in U.S. dollars.

NET DEBT BY CURRENCY

First Pacific's policy is for each operating entity to borrow in local currency where possible. However, it is often necessary for companies to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated company net debt by currency follows.

Analysis of Total Borrowings by Currency


15%
36%
19%
30%
US$millions
US$ 462.7
Rupiah 387.7
Peso 251.1
HK$ 187.4
Total 1,288.9

CONSOLIDATED

	US$ US$m	Peso US$m	Rupiah US$m	HK$ US$m	**Total US$m**
Total borrowings	462.7	251.1	387.7	187.4	**1,288.9**
Cash and bank balances(i)	(56.5)	(13.6)	(151.5)	(4.6)	**(226.2)**
NET DEBT	406.2	237.5	236.2	182.8	**1,062.7**
REPRESENTING:					
Head Office	(30.5)	(0.2)	–	182.8	**152.1**
Indofood	440.7	–	236.2	–	**676.9**
Metro Pacific(ii)	(4.0)	237.7	–	–	**233.7**
NET DEBT	406.2	237.5	236.2	182.8	**1,062.7**

ASSOCIATED

	US$ US$m	Peso US$m	Yen US$m	Rupee US$m	**Total US$m**
PLDT	2,867.1	(117.3)	214.9	–	**2,964.7**
Escotel	74.0	–	–	109.8	**183.8**

(i) *Includes pledged deposits.*
(ii) Excludes Head Office inter-company loan of US$90.0 million.

Details of Head Office net debt are set out on page 16.

Indofood hedges its U.S. dollar debt through foreign currency swap agreements, export revenues and U.S. dollar deposits. During the year, Indofood raised a US$100 million two-year term loan facility for working capital purposes, and US$280 million through competitively priced five-year Euro bonds, the proceeds of which were used to replace existing debts, principally U.S. dollar denominated. At the end of 2002, Indofood's US$440.7 million of U.S. dollar denominated net borrowings were partly hedged through foreign currency swap agreements totaling US$310.0 million, which mature on various dates in 2005 and 2007.

PLDT carries U.S. dollar debt primarily because international vendors of telecommunications equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. Although it is not possible to hedge significant U.S. dollar balances in the Philippines, PLDT has actively hedged approximately 22 per cent of its U.S. dollar borrowings. However, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$163.9 million, or 10.6 per cent, of PLDT's total revenues in 2002. In addition, under certain circumstances, PLDT is able to adjust the monthly recurring rates for its fixed line service by one per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

Escotel carries U.S. dollar borrowings for reasons similar to PLDT. Approximately 57 per cent of its U.S. dollar debt has been hedged into rupees.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in the U.S. dollar exchange rate. The following table illustrates the estimated impact on the Group's reported profitability for a one per cent depreciation in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect impact of fluctuating exchange rates on input costs at the operating company level.

Rupiah and Peso Closing Rates Against the U.S. Dollar


Peso
Rupiah
49
50
51
52
53
54
55
8,000
8,500
9,000
9,500
10,000
10,500
11,000
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Peso
Rupiah

	Total US$ exposure US$m	Hedged amount(i) US$m	Unhedged amount(i) US$m	Profit impact of 1% currency depreciation US$m	**Group profit impact(ii) US$m**
PLDT	2,867.1	(638.7)	2,228.4	(22.3)	**(3.7)**
Metro Pacific(iii)	86.0	–	86.0	(0.9)	**(0.5)**
TOTAL PHILIPPINES	2,953.1	(638.7)	2,314.4	(23.2)	**(4.2)**
Indofood (Indonesia)	440.7	(310.0)	130.7	(1.3)	**(0.5)**
Escotel (India)	74.0	(42.0)	32.0	(0.3)	**(0.1)**
Head Office(iv)	(30.5)	–	(30.5)	–	**–**
TOTAL	3,437.3	(990.7)	2,446.6	(24.8)	**(4.8)**

(i) Excludes the impact of "natural hedges".
(ii) Net of tax effect.
(iii) Includes Head Office inter-company loan of US$90.0 million.
(iv) As the Group reports its results in U.S. dollars, unhedged HK dollar debt at the Head Office does not give rise to any significant exchange exposure.

INTEREST RATE RISK The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this follows, together with details for associated companies.

Interest Rate Profile


41%
59%
US$millions
Floating 766.1
Fixed 522.8
Total 1,288.9

CONSOLIDATED

	Fixed interest rate borrowings US$m	Variable interest rate borrowings US$m	Cash and bank balances(i) US$m	**Net debt US$m**
Head Office	–	187.4	(35.3)	**152.1**
Indofood	418.9	431.6	(173.6)	**676.9**
Metro Pacific(ii)	103.9	147.1	(17.3)	**233.7**
CONSOLIDATED	522.8	766.1	(226.2)	**1,062.7**

ASSOCIATED

	Fixed interest rate borrowings US$m	Variable interest rate borrowings US$m	Cash and bank balances US$m	**Net debt US$m**
PLDT	2,106.1	1,063.1	(204.5)	**2,964.7**
Escotel	139.3	46.0	(1.5)	**183.8**

(i) Includes pledged deposits.
(ii) Excludes Head Office inter-company loan of US$90.0 million.

The following table illustrates the estimated impact on the Group's reported profitability for a one per cent increase in average annual interest rates.

	Variable interest rate borrowings US$m	Profit impact of 1% increase in interest rates US$m	**Group profit impact(i) US$m**
Head Office	187.4	(1.9)	**(1.9)**
Indofood	431.6	(4.3)	**(1.6)**
Metro Pacific	147.1	(1.5)	**(0.8)**
PLDT	1,063.1	(10.6)	**(1.8)**
Escotel	46.0	(0.5)	**(0.1)**
TOTAL	1,875.2	(18.8)	**(6.2)**

(i) Net of tax effect.

EQUITY MARKET RISK As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in Indonesia and the Philippines. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of Indonesia and the Philippines is summarized as follows:

Stock Market Indices


PCI
JCI
1,500
1,400
1,300
1,200
1,100
1,000
900
600
550
500
450
400
350
300
250
200
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)

	Jakarta Composite Index	Philippine Composite Index
At 31 December 2001	392.04	1,168.08
At 31 December 2002	424.95	1,018.41
Change over 2002	8.4%	–12.8%
At 17 April 2003	443.86	1,122.33
Increase over 2003 to 17 April 2003	4.4%	10.2%

ADJUSTED NET ASSET VALUE (NAV) PER SHARE

Share Price vs Adjusted Net Asset Value Per Share


HK$
7
6
5
4
3
2
1
0
5.38
3.70
1.35
0.70
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Share price
Adjusted net asset value per share

There follows a calculation of the Group's underlying worth, as assessed by calculating the adjusted NAV of each of the Group's investments. For listed investments, this is based on quoted share prices; for unlisted investments, it is based on the book carrying cost.

	Basis	17 April 2003 Adjusted NAV US$m	31 December 2002 Adjusted NAV US$m	31 December 2002 Invested capital(i) US$m
Indofood	(ii)	365.4	**294.7**	**706.6**
PLDT	(ii)	301.5	**209.3**	**1,240.7**
Metro Pacific	(ii)	57.3	**45.1**	**648.8**
Escotel	(iii)	71.2	**63.0**	**63.0**
HEAD OFFICE				
– Net debt		(70.3)	**(152.1)**	**(152.1)**
– Receivable	(iv)	–	**90.0**	**90.0**
TOTAL VALUATION	(v)	725.1	**550.0**	**2,597.0**
NUMBER OF ORDINARY SHARES IN ISSUE (millions)		3,186.0	**3,186.0**	**3,186.0**
Value per share				
– U.S. dollar		0.23	**0.17**	**0.82**
– HK dollars		1.78	**1.35**	**6.36**
Company's closing share price (HK$)		0.90	**0.70**	**0.70**
Share price discount to HK$ value per share (%)		49.4	**48.1**	**89.0**

(i) Before impairment provisions effected in 2001.
(ii) Adjusted NAV is based on quoted share prices applied to the Company's economic interest.
(iii) Adjusted NAV is based on investment cost.
(iv) Represents the inter-company loan to Metro Pacific.
(v) No value has been attributed to the Group's investment in Infrontier and Metrosel.

The Company is committed to a policy of transparency and full disclosure in its business operations and its relationships with its shareholders and regulators. It has complied throughout the year with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules.

BOARD OF DIRECTORS The Company is controlled through the Board of Directors which comprises 10 Directors, of whom five are Executive and five are Non-executive Directors, the latter also including two Independent Directors. The biographies of the Directors, and of the senior executives, are set out on pages 5 and 6.

The Board meets formally at least four times a year to review operational performance, resolve funding issues, monitor the implementation of strategy and any other significant matters that affect the operations of the Group. The Executive Directors, led by the Executive Chairman, are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the compliance with applicable laws and regulations, and also with corporate governance policies.
- Monitoring the quality, timeliness, and content of internal and external reporting.

During the past year, there were five Board meetings and those Directors who attended are set out below.

	Number of meetings attended
EXECUTIVE DIRECTORS	
Manuel V. Pangilinan (Executive Chairman)	5
Anthoni Salim	4
Michael J. A. Healy	5
Ronald A. Brown	5
Edward A. Tortorici	5
NON-EXECUTIVE DIRECTORS	
Sutanto Djuhar	–
Tedy Djuhar	3
Ibrahim Risjad	1
INDEPENDENT NON-EXECUTIVE DIRECTORS	
Prof. Edward K. Y. Chen, CBE, JP	5
David W. C. Tang, OBE	5

At the Company's AGM, it is the Company's policy that all Directors retire and offer themselves for re-election, on an annual basis. No Director has a service contract with the Company that is not determinable within one year without payment of compensation, other than statutory compensation.

AUDIT COMMITTEE The Company's Audit Committee is composed of the two Independent Non-executive Directors. The written terms of reference which describe the authority and duties of the Audit Committee are regularly reviewed and updated by the Board. Neither member of the Committee has any personal financial interests, conflicts of interests arising from cross-directorships or day-to-day involvement in the running of the business. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee also performs an independent review of the interim and annual Financial Statements.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and review the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. Three meetings were held during the 2002 financial year.

INDEPENDENT BOARD COMMITTEE Where there are matters involving connected transactions, an Independent Board Committee, comprising wholly the Independent Non-executive Directors, will be established and independent experts will be appointed to advise shareholders on how to vote.

OTHER DEVELOPMENTS In line with the HKSE's ongoing efforts to strengthen the corporate governance practices in Hong Kong and to align with the best current international practices, the Company will review its existing practices and implement, as considered appropriate, the new practices to be adopted by the HKSE before 30 June 2003. These include:

- To adopt a Board level Nomination Committee to establish recruitment, selection and nomination strategies to attract the right individuals to become Independent Directors.
- To appoint a new Independent Non-executive Director in 2003, to increase the total number of Independent Non-executive Directors to three, who will comprise approximately one-third of the current Board. The newly appointed Independent Non-executive Director should possess appropriate professional qualifications or experience in financial matters and will also be appointed as a third member of the Audit Committee.
- To separate the roles of the Chairman and Chief Executive Officer.
- To obtain shareholders' approval at the AGM for any Directors' service contracts with a duration exceeding three years or that either have a notice period exceeding one year or require payment of compensation exceeding one year's remuneration upon termination of that contract.
- To promote transparency and ensure a timely flow of relevant information to the market, the Company is considering the early adoption of quarterly reporting, which is to be mandatory in 2005.
- To disclose Directors' remuneration on an individual and named basis, each year.

The Company's Directors are fully aware of the importance of good corporate governance practices and will continue to strengthen their commitments to achieve high standards of board and corporate governance standards and practices.

Remuneration of Executive Directors and senior executives is determined by the Executive Chairman who is advised by compensation and benefits consultants. The Executive Chairman's remuneration is subject to the review of the Non-executive Directors representing the major shareholder. The fees and emoluments of Non-executive Directors are determined by the Executive Chairman based on the recommendations from compensation and benefits consultants. The Company will restructure the Remuneration Committee to be composed of at least a majority of Independent Non-executive Directors to make recommendations to the Board regarding the remuneration of the Executive Directors.

Starting from 2003, in implementing best corporate practice that will promote transparency on remuneration matters, the Company will disclose Directors' remuneration on an individual and named basis. Details of Directors' remuneration for the year are set out in Note 29(A) to the Financial Statements.

The remuneration of senior executives, including Executive Directors, consists of the following:

SALARY AND BENEFITS Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

BONUS AND LONG-TERM INCENTIVES Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business. Long-term monetary incentive awards are disclosed once vested, and are apportioned over the performance cycle. As at 31 December 2002, the Company had no outstanding long-term incentive plans, as the share options then outstanding were cancelled on 7 February 2003.

FEES Fees are paid to two Independent Non-executive Directors in accordance with the Company's Memorandum of Association and Bye-laws. It is the Company's policy that it pays no fees to the Company's Executive Directors.

PENSION CONTRIBUTIONS The Company operates a defined contribution scheme, in respect of which contributions are determined on the basis of basic salaries and length of service.

SHARE OPTIONS Share options are granted to Executive Directors and senior executives under the Non-Qualified Stock Option Plan and the Incentive Stock Option Plan (which expired on 16 June 1999), and the existing share option scheme approved by shareholders at the 1999 AGM.

Under the existing share option scheme, the Board of Directors can grant to full-time executives of the Company options to subscribe in aggregate for shares representing up to 10 per cent of the issued share capital of the Company from time to time. All outstanding options are exercisable within 10 years of their various dates of issue, after which time the options expire to the extent that they are not exercised.

The aggregate number of options awarded, individual entitlements and option exercise prices were determined by a Special Compensation Committee of the Board of Directors.

On 7 February 2003, the Company's Board of Directors approved the cancellation of all the outstanding share options of the Company. The Directors will consider alternative long-term incentive arrangements for senior management, in 2003.

COMMUNICATIONS WITH SHAREHOLDERS

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Board of Directors acknowledges that its role is to represent and promote the interests of shareholders and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communicating with shareholders are the annual and interim reports, press releases, published announcements, shareholders' circulars and the AGM. The annual and interim reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the annual report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes Special General Meetings to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

In order to promote effective communication, outside the traditional methods of financial reports and press releases, the Company also maintains a website (www.firstpacco.com) which includes past and present information relating to the Group and its businesses.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Executive Chairman

17 April 2003

First Pacific has received shareholder inquiries on the status of certain matters that either do or may involve the Company or its directors. In order to keep shareholders fully apprised of such matters, these are summarized below and will be updated in all subsequent annual and interim reports.

PLDT has already included similar disclosures, concerning Manuel V. Pangilinan, President and Chief Executive Officer of PLDT, in previous proxy statements to PLDT shareholders, as well as in various documents filed with both the Philippine and United States securities regulators.

In January 2001, during the Philippine government's impeachment hearings against former Philippine President Joseph Estrada, a Philippine newspaper article revealed information concerning monies deposited in a bank account allegedly owned by former President Estrada, under the fictitious name, "Jose Velarde" (the Velarde Account).

On 2 February 2001, a group of private Philippine lawyers filed a criminal complaint with the Philippines Office of the Ombudsman (the Ombudsman) against former President Estrada and certain other individuals, including Mr. Pangilinan. The complaint alleged that the defendants were involved in acts involving direct bribery, indirect bribery, corruption of public officials, illegal giving or offering of gifts to public officials, and/or "economic plunder", all of which are crimes under various Philippine laws.

In Mr. Pangilinan's case, the complaint also alleged that a Pesos 20 million check issued by Mr. Pangilinan was deposited in the Velarde Account.

The Ombudsman, by Order dated 6 April 2001, directed the defendants to file counter-affidavits in response to the complaint. Mr. Pangilinan's counter-affidavit, dated 2 May 2001, denied all of the allegations made against him. Specifically, Mr. Pangilinan stated that his Pesos 20 million check payment was a lawful election campaign contribution paid out of his personal funds, which he earned lawfully as a professional and which were not ill-gotten.

On 13 September 2001, the Ombudsman issued a Resolution dismissing charges against some but not all of the persons named in the original private lawyers' complaint. Specifically, in Mr. Pangilinan's case, the Ombudsman stated that, while there was no independent corroboration of the political campaign contribution made to an Estrada associate, there also was insufficient evidence to warrant a prima facie finding of wrongdoing against Mr. Pangilinan.

As a result, the Ombudsman referred Mr. Pangilinan's case to the Ombudsman's Fact-Finding Intelligence Bureau for further fact-finding investigation. The Ombudsman's investigation into the matters raised by the private lawyers' complaint and the Ombudsman's prosecution of former President Estrada continues.

STATUTORY REPORTS, FINANCIAL STATEMENTS AND NOTES

CONTENTS

STATUTORY REPORTS

REPORT OF THE DIRECTORS

PRINCIPAL BUSINESS ACTIVITIES AND GEOGRAPHICAL MARKETS ANALYSIS OF OPERATIONS

First Pacific Company Limited (the Company) is a Hong Kong-based investment and management company with operations located primarily in Southeast Asia. Its principal business interests relate to Consumer, Telecommunications and Property. There were no significant changes in the nature of the Group's principal business activities during the year.

An analysis of the Group's turnover and segmental information for the year, by principal business activities and principal geographical markets, is set out in Note 1 to the Financial Statements, and a summary of its principal investments is set out on the inside back cover.

INCORPORATION

The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Companies Ordinance requires the Directors to prepare Financial Statements for each financial year that give a true and fair view of the Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

(A) select suitable accounting policies and apply them on a consistent basis, making judgements and estimates that are prudent, fair and reasonable;

(B) state the reasons for any significant departure from accounting standards; and

(C) prepare the Financial Statements on the going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in Notes 19 and 29(C) to the Financial Statements.

RESERVES

Details of movements in the reserves of the Group and the Company are set out in the consolidated and Company statement of changes in shareholders' equity/(deficit) of the Financial Statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

On 25 September 2002, the Company issued 46,220,238 shares at HK$8.4 per share upon the conversion of a US$50 million Convertible Note, at a fixed exchange rate of HK$7.765: US$1.

Except as described above, neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

In January 2002, the Group repurchased and canceled US$117.3 million of the two per cent 2002 convertible bonds for a total consideration of US$157.5 million. The remaining convertible bonds, totaling US$130.5 million, were redeemed at a total consideration of US$176.3 million on 27 March 2002.

During the year, Indofood repurchased approximately 790.2 million common shares from the market at an average price of approximately Rupiah 840 per share.

On 15 May 2002, under its employee stock ownership program, Indofood granted 457,800 options to qualified employees to purchase 228.9 million common shares at an exercise price of Rupiah 825 per share. The options were fully exercised by the employees on 15 May 2002 and Indofood issued 228.9 million new common shares.

Except as described or referred to above, there has been no issue, redemption or conversion of any convertible securities or options in issue by the Company's subsidiary companies during the year.

RESULTS AND APPROPRIATIONS

The consolidated results of the Group for the year ended 31 December 2002 and the state of affairs of the Company and the Group at that date are set out in the Financial Statements on pages 36 to 74.

The Directors do not recommend the payment of a dividend.

CHARITABLE CONTRIBUTIONS

The Group made charitable contributions totaling US$2.0 million in 2002 (2001: US$2.6 million).

PROPERTY AND EQUIPMENT

Details of changes in the Group's property and equipment are provided in Note 8 to the Financial Statements.

BANK LOANS, LOAN CAPITAL AND OTHER BORROWINGS

Particulars of the bank loans, loan capital and other borrowings of the Company and the Group are provided in Notes 17 and 21 to the Financial Statements.

FINANCIAL ASSISTANCE TO AN ASSOCIATED COMPANY

Particulars of the Company's guarantees for credit facilities to an associated company and its condensed balance sheet, disclosed pursuant to paragraphs 3.3 and 3.10 of Practice Note 19 of the Listing Rules, are respectively provided in Note 30(C) and Note 10(G) to the Financial Statements.

DISTRIBUTABLE RESERVES

At 31 December 2002, the Company's reserves available for distribution, calculated in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended), amounted to US$29.6 million (2001: US$29.9 million). In addition, the Company's share premium, in the amount of US$958.2 million (2001: US$908.7 million), may be distributed in the form of fully-paid bonus shares.

PRE-EMPTIVE RIGHTS

No pre-emptive rights exist in Bermuda in respect of the Company's share capital.

SUMMARY FINANCIAL INFORMATION

A summary of the published results, assets and liabilities, and various information and financial ratios of the Company and the Group for the last ten financial years, as extracted from the audited Financial Statements and reclassified as appropriate, is set out on page 78. This summary does not form part of the audited Financial Statements.

DIRECTORS

The names of the Directors who held office at 31 December 2002 are set out in the table below. Details of Directors' contracts are provided in the Statement of Corporate Governance, and remuneration details are provided in Note 29(A) to the Financial Statements.

INTERESTS OF THE EXECUTIVE CHAIRMAN AND OTHER DIRECTORS IN THE COMPANY

Information in respect of the interests of the Executive Chairman and other Directors in the share capital of the Company at 31 December 2002, disclosed pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI Ordinance), is detailed below.

		Ordinary shares	Ordinary share options[i]
Sutanto Djuhar	30.0 per cent interest		
Tedy Djuhar	10.0 per cent interest		
Ibrahim Risjad	10.0 per cent interest		
Anthoni Salim	10.0 per cent interest		
	all via First Pacific Investments Limited[ii]	790,229,364 (C)	–
Anthoni Salim	33.3 per cent interest		
	via First Pacific Investments (BVI) Limited[iii]	628,296,599 (C)	–
Manuel V. Pangilinan		6,026,759 (P)	12,498,000 (P)
Michael J.A. Healy		877,991 (P)	2,968,000 (P)
Ronald A. Brown		3,452,640 (P)	3,864,000 (P)
Edward A. Tortorici		13,132,129 (P)	6,476,000 (P)
Prof. Edward K. Y. Chen, CBE, JP		–	–
David W.C. Tang, OBE		–	–

(C) = Corporate interest, (P) = Personal interest
(i) All of the ordinary share options were canceled on 7 February 2003.
(ii) Soedono Salim, the former Chairman, and Sudwikatmono, a former Non-executive Director, respectively own a 30.0 per cent and a 10.0 per cent interest in First Pacific Investments Limited.
(iii) Soedono Salim, the former Chairman, owns a 33.3 per cent interest in First Pacific Investments (BVI) Limited.

INTERESTS OF THE EXECUTIVE CHAIRMAN AND OTHER DIRECTORS IN THE COMPANY'S ASSOCIATED CORPORATIONS

The interests of the Executive Chairman and other Directors in the capital of the Company's associated corporations (within the meaning of the SDI Ordinance) at 31 December 2002 were as follows.

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific Corporation (MPC) and 40,000 common shares(P) in Philippine Long Distance Telephone Company (PLDT) and 300,000 common shares(P) in Pilipino Telephone Corporation. In addition, he is entitled to 97,571 stock options(P) in PLDT.
- Anthoni Salim owned 632,370 ordinary shares(P) in PT Indofood Sukses Makmur Tbk (Indofood).
- Michael J.A. Healy owned 625,000 ordinary shares(P) in Indofood.
- Ronald A. Brown owned 582,500 ordinary shares(P) in Indofood.
- Edward A. Tortorici owned 3,051,348 common shares(P) in MPC, 96,880 common shares(P) in PLDT and 2,450,000 ordinary shares(P) in Indofood.
- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.

(C) = Corporate interest, (P) = Personal interest

In addition to the above, certain Directors have non-beneficial personal equity interests in certain subsidiary and associated companies held solely for the benefit of the Company for the purpose of complying with various statutory and other minimum company membership requirements.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS, OTHER THAN THE EXECUTIVE CHAIRMAN AND OTHER DIRECTORS, IN THE COMPANY

The register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that at 31 December 2002, the Company had been notified of the following shareholders' interests, being 10.0 per cent or more of the Company's issued share capital.

(A) First Pacific Investments Limited (FPIL-Liberia), which is incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 31 December 2002. FPIL-Liberia is majority owned by four Non-executive Directors of the Company. Their beneficial indirect interests in the Company, through FPIL-Liberia, at 31 December 2002, were: Sutanto Djuhar 7.44 per cent, Tedy Djuhar 2.48 per cent, Ibrahim Risjad 2.48 per cent, and Anthoni Salim 2.48 per cent.

(B) First Pacific Investments (BVI) Limited (FPIL-BVI), which is incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 31 December 2002, and is 33.3 per cent owned by one Non-executive Director of the Company, Anthoni Salim. His beneficial indirect interest in the Company, through FPIL-BVI, at 31 December 2002, was 6.57 per cent.

HKSCC Nominees Limited, Credit Suisse First Boston (Singapore Branch) and Horsford Nominees Limited, at 31 December 2002, were the registered owners of 1,034,755,725 ordinary shares, 80,000,000 ordinary shares and 75,700,000 ordinary shares, representing 32.48 per cent, 2.51 per cent and 2.38 per cent respectively, of the total issued share capital in the Company, as pledged by FPIL-Liberia and FPIL-BVI to secure certain credit facilities. In addition, at 31 December 2002, FPIL-Liberia and FPIL-BVI have pledged 159,400,000 ordinary shares and 68,080,238 ordinary shares, representing 5.00 per cent and 2.14 per cent respectively, of the total issued share capital in the Company, registered in their own names, respectively, to secure certain credit facilities.

Commencing on 1 April 2003, new Hong Kong statutory requirements have lowered the threshold for this disclosure to five per cent or more, which will be reflected in the Company's future disclosures.

DIRECTORS' INTERESTS

No contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from as disclosed under the headings "Interests of the Executive Chairman and Other Directors in the Company" above and "Share Options" in Note 29(C) to the Financial Statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares or debentures in the Company granted to any Director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiary companies or fellow subsidiary companies a party to any arrangement to enable the Directors to acquire such rights in any other body corporate.

MAJOR CUSTOMERS AND SUPPLIERS

In 2002, sales to the Group's five largest customers, and purchases from the Group's five largest suppliers, respectively accounted for less than 30 per cent of total sales and total purchases for the year.

CONNECTED TRANSACTIONS

Significant related party transactions, which also constitute connected transactions under the Listing Rules, requiring to be disclosed in accordance with Chapter 14 of the Listing Rules, are disclosed in Notes 30(A) to (C) to the Financial Statements.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Previously, the Company maintained appropriate coverage for all Directors and officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage. In light of the recent surge in premia payable for insurance coverage, the Company is self-insuring, but continues to monitor premia in this coverage area.

EMPLOYMENT POLICIES

The Company has a policy of non-discrimination in respect of the age, religion, gender, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

SUBSEQUENT EVENTS

Details of the significant subsequent events of the Group are set out in Note 31 to the Financial Statements.

AUDITORS

During the year, PricewaterhouseCoopers resigned as auditors of the Company, and Ernst & Young were appointed by the Directors to fill the casual vacancy so arising. There has been no other change of auditors in the past three years. A resolution for the *reappointment of Ernst & Young as auditors of the Company will be proposed at the forthcoming AGM.*

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Executive Chairman

17 April 2003



REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF **FIRST PACIFIC COMPANY LIMITED**
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

We have audited the Financial Statements on pages 36 to 74 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of Financial Statements which give a true and fair view. In preparing Financial Statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those Financial Statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

Hong Kong
17 April 2003

FINANCIAL STATEMENTS

PRINCIPAL ACCOUNTING POLICIES

The Group comprises First Pacific Company Limited and its subsidiary companies.

(A) BASIS OF PREPARATION

The Financial Statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA, the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for short-term investments and derivative instruments which, as disclosed in the accounting policies below, are stated at fair value.

During 2002, certain of the accounting policies have been revised following the adoption of the following new or revised Statements of Standard Accounting Practice (SSAPs) issued by the HKSA, which are effective for accounting periods commencing on, or after, 1 January 2002:

- SSAP 1 (Revised): Presentation of Financial Statements prescribes the basis for the presentation of Financial Statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated statement of changes in shareholders' equity/(deficit) is now presented in place of the consolidated statement of recognized gains and losses that was previously required and in place of the Group's reserves note.
- SSAP 11 (Revised): Foreign Currency Translation prescribes the basis for the translation of foreign currency transactions and Financial Statements of overseas subsidiary and associated companies.
- SSAP 33: Discontinuing Operations prescribes the disclosure of certain information relating to a discontinuing operation.
- SSAP 34: Employee Benefits prescribes the recognition and measurement criteria which applied to employee benefits, together with the required disclosures in respect thereof. In addition, disclosures are now required in respect of the Group's share option schemes, which are similar to existing disclosure requirements of the Listing Rules.

The Group has also adopted SSAP 35 "Accounting for Government Grants and Disclosure of Government Assistance", which is effective for annual accounting periods commencing on or after 1 July 2002. SSAP 35 prescribes the accounting for, and disclosure of, government grants, and the disclosure of other forms of government assistance.

The adoption of these new, or revised, SSAPs has no significant effect on the Group's results or shareholders' equity.

In addition, the Group has also adopted the HKSA's Interpretation 16: "Disclosure - Service Concession Arrangements", which became effective on 30 June 2002. The Interpretation 16 prescribes the disclosure of certain information relating to arrangements to provide services that give the public access to major economic and social facilities. The adoption of Interpretation 16 gives rise to additional disclosures as set out in Note 10(H).

(B) BASIS OF CONSOLIDATION

The consolidated Financial Statements include the accounts of the Company and its subsidiary companies made up to 31 December. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Even in the absence of a majority shareholding or voting interest, the Group has the power to govern the financial and operating policies of Indofood so as to obtain benefits from its activities. Therefore, because of this ability to exercise control, Indofood has been accounted for as a subsidiary company since its acquisition pursuant to SSAP 32 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries".

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the proceeds of the sale and the Group's share of its net assets, together with any goodwill that was not previously charged or recognized in the consolidated profit and loss statement.

Outside interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(C) CASH AND CASH EQUIVALENTS

For the purposes of the balance sheet, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments (which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired), less bank overdrafts (which are repayable on demand and which form an integral part of the Group's cash management).

(D) INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in first-out basis, the weighted-average basis or moving average method. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(E) PROPERTY AND EQUIPMENT

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values over their expected useful lives. Details of depreciation rates are given in Note 8(A).

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated profit and loss statement.

(F) DEVELOPMENT PROPERTIES

Development properties are investments in land and buildings under construction, and are carried at cost less provision for impairment losses. Cost includes the original cost of the land and buildings, borrowing costs incurred in respect of development, construction expenditure and other direct costs. Profit is recognized on sales of properties as a percentage of the total estimated profit to completion, with the percentage used being the proportion of costs incurred to the estimated total costs to the extent of deposits received. Under this method, the gross profit on sale is recognized as the related obligation is fulfilled. Unrealized gross profit on sale of development properties is deferred and shown as deferred income under "Deferred liabilities and provisions" account in the consolidated balance sheet.

(G) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary company, in which the Group has a substantial long-term interest in the equity voting rights and over whose management of the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are stated in the consolidated balance sheet at the Group's share of net assets of the associated companies under the equity method of accounting, together with related goodwill (net of accumulated impairment losses) or negative goodwill on acquisition, which was not previously eliminated or recognized in the consolidated reserves, and in the Company's balance sheet at cost less provision for impairment losses. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies, and in the Company's profit and loss statement to the extent of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(H) SHORT-TERM INVESTMENTS

Short-term investments are securities held for dealing purposes and are stated at fair value. At each balance sheet date, the unrealized gains and losses arising from changes in fair values of short-term investments are recognized in the profit and loss statement.

The gains or losses on the disposals of short-term investments, representing the difference between the net sales proceeds and the carrying amount of the investments, are recognized in the profit and loss statement as they arise.

(I) DEFERRED TAXATION

Deferred taxation is provided using the liability method, on all significant timing differences between profit as computed for taxation purposes and profit as stated in the Financial Statements, except where it is considered that no liability will arise in the foreseeable future. A deferred tax asset is not recognized until its realization is assured beyond reasonable doubt.

(J) PROVISIONS AND CONTINGENT LIABILITIES

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(K) IMPAIRMENT OF ASSETS

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However this is limited, and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(L) ACCOUNTING ACQUISITIONS FOR AND DISPOSALS

(i) RESULTS The results of subsidiary or associated companies acquired or sold are accounted for from or to the effective date of acquisition or disposal.

(ii) FAIR VALUE ADJUSTMENTS On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the separable net assets acquired.

(iii) GOODWILL represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognized in the consolidated balance sheet as an asset and amortized on the straight-line basis over its estimated useful life of 20 years. In the case of associated companies, any unamortized goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

SSAP 30 "Business combinations" was adopted as at 1 January 2001. Prior to that date, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such goodwill, to remain eliminated against consolidated reserves. Goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 goodwill accounting policy above.

On the disposal of subsidiary and associated companies, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill that remains unamortized, and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

(M) FOREIGN CURRENCIES

On consolidation, the financial statements of overseas subsidiary and associated companies are translated into U.S. dollars using the net investment method. The profit and loss statements of overseas subsidiary and associated companies are translated into U.S. dollars using average rates of exchange for the year. Balance sheets are translated at closing rates. The resulting translation differences are included in the exchange reserve. Where hedging arrangements are in place, the transactions to which they relate are translated at the rate determined by those arrangements. For the purposes of the consolidated cash flow statement, the cash flows of overseas subsidiary companies are translated into U.S. dollars at the average rates of exchange for the year.

Exchange differences, arising on the retranslation at closing rates of the opening net assets and the profits for the year retained by overseas subsidiary and associated companies, and on foreign currency borrowings used to finance long-term foreign equity investments, are taken to reserves.

Foreign currency transactions are translated into U.S. dollars at rates approximating those prevalent at the relevant transaction dates. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date.

Exchange differences are included in the carrying amount of an asset and are recognized in the consolidated profit and loss statement when the asset is disposed of, or over the expected useful life of the asset under the following conditions:

(i) where exchange differences fall within the definition of borrowing costs (see (R) below); or

(ii) where it is not practically feasible to hedge a foreign currency and this affects liabilities arising directly on the recent acquisition of the related asset invoiced in the foreign currency.

All other exchange differences are dealt with in the consolidated profit and loss statement.

(N) TURNOVER AND REVENUE RECOGNITION

Turnover represents the amounts received and receivable from the sale of goods and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

(O) SEGMENTAL INFORMATION

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances, and intra-group transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Head Office and other items mainly comprise Head Office assets, borrowings and overheads.

(P) OPERATING LEASES

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Rentals payable under operating leases are recorded in the consolidated profit and loss statement on a straight-line basis over the lease term.

(Q) EMPLOYEE BENEFITS

(i) PENSION OBLIGATIONS The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis, with any surpluses and deficits allocated so as to be spreaded over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when occured.

(ii) LONG SERVICE PAYMENTS Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(iii) SHARE OPTION SCHEMES The Group operates three share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes are not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss statement or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company and subsidiary companies as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account. Options which are canceled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

(iv) PAID LEAVE CARRIED FORWARD The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(R) BORROWING COSTS

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings and redemption premiums on convertible instruments. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs, and/or where borrowings in local currency are not available and it is not practically feasible to hedge the foreign currency borrowings. Redemption premiums on convertible instruments are provided for over the life of the instruments when it is probable that the premiums will become payable.

Borrowing costs are expensed in the consolidated profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

Other ancillary costs incurred in connection with the arrangement of borrowings are charged to the consolidated profit and loss statement in the year in which they are incurred.

(S) DERIVATIVE INSTRUMENTS

Derivative instruments, which includes currency swaps and foreign exchange contracts entered into for the purpose of managing foreign currency exposures but which are not qualified as hedging for accounting purposes, are recognized as either an asset or liability based on the fair value of each contract. The gains or losses arising from changes in the fair values of these derivative instruments, are recognized in the consolidated profit and loss statement.

(T) RELATED PARTIES

Related parties are individuals and corporate entities where the individual or corporate entity has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or where two parties are subject to common control or common significant influence.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December	Note	2002 US$m	2001 US$m
TURNOVER	1	**1,892.3**	1,851.7
Cost of sales		**(1,420.9)**	(1,362.3)
GROSS PROFIT		**471.4**	489.4
Provision for investments and others		**-**	(2,165.4)
Loss on disposal of discontinued operations	26	**-**	(72.9)
Distribution costs		**(140.1)**	(142.0)
Administrative expenses		**(121.2)**	(150.3)
Other operating expenses		**(4.5)**	(17.7)
Other operating income		**11.4**	17.1
OPERATING PROFIT/(LOSS)	2	**217.0**	(2,041.8)
Share of profits less losses of associated companies		**32.6**	11.8
Net borrowing costs	3	**(109.0)**	(103.6)
PROFIT/(LOSS) BEFORE TAXATION		**140.6**	(2,133.6)
Taxation	4	**(56.2)**	(61.4)
PROFIT/(LOSS) AFTER TAXATION		**84.4**	(2,195.0)
Outside interests		**(44.3)**	398.0
PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	5	**40.1**	(1,797.0)

BASIC EARNINGS/(LOSS) PER SHARE (U.S. CENTS)	6	**1.27**	(57.23)

The principal accounting policies on pages 36 to 41 and the Notes on pages 47 to 74 form an integral part of the Financial Statements.

CONSOLIDATED BALANCE SHEET

As at 31 December	Note	2002 US$m	2001 US$m
NON-CURRENT ASSETS			
Property and equipment	8	**1,009.3**	840.2
Associated companies	10	**(24.5)**	(23.6)
Long-term receivables and prepayments	11	**274.9**	176.3
Goodwill	12	**19.3**	–
		1,279.0	992.9
CURRENT ASSETS			
Cash and bank balances		**203.3**	310.1
Pledged deposits	25(C)	**22.9**	41.0
Short-term investments	13	**42.8**	11.5
Accounts receivable, other receivables and prepayments	14	**389.0**	328.7
Inventories	15	**376.1**	361.5
		1,034.1	1,052.8
CURRENT LIABILITIES			
Accounts payable, other payables and accruals	16	**455.2**	514.0
Short-term borrowings	17	**531.7**	750.2
Provision for taxation	18	**26.6**	23.1
		1,013.5	1,287.3
NET CURRENT ASSETS/(LIABILITIES)		**20.6**	(234.5)
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,299.6**	758.4
EQUITY CAPITAL AND RESERVES			
Issued capital	19	**31.9**	31.4
Reserves		**(103.1)**	(222.6)
Shareholders' deficit		**(71.2)**	(191.2)
OUTSIDE INTERESTS	20	**424.1**	392.2
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings	21	**757.2**	391.4
Deferred liabilities and provisions	22	**118.9**	130.0
Deferred taxation	23	**70.6**	36.0
		946.7	557.4
		1,299.6	758.4

The principal accounting policies on pages 36 to 41 and the Notes on pages 47 to 74 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Executive Chairman

MICHAEL J.A. HEALY
Finance Director

17 April 2003

COMPANY BALANCE SHEET

As at 31 December	Note	2002 US$m	2001 US$m
NON-CURRENT ASSETS			
Subsidiary companies	9	**1,049.4**	860.9
Amounts due from subsidiary companies	9(A)	**760.2**	1,464.1
Associated companies	10(A)	**31.4**	31.0
		1,841.0	2,356.0
CURRENT ASSETS			
Cash and bank balances		**26.2**	38.5
Receivables and prepayments		**0.4**	0.6
		26.6	39.1
CURRENT LIABILITIES			
Payables and accruals		**14.0**	0.8
NET CURRENT ASSETS		**12.6**	38.3
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,853.6**	2,394.3
EQUITY CAPITAL AND RESERVES			
Issued capital	19	**31.9**	31.4
Reserves		**987.8**	938.6
Shareholders' equity		**1,019.7**	970.0
NON-CURRENT LIABILITIES			
Amounts due to subsidiary companies	9(B)	**833.9**	1,374.3
Loan capital	21(B)	**-**	50.0
		833.9	1,424.3
		1,853.6	2,394.3

The principal accounting policies on pages 36 to 41 and the Notes on pages 47 to 74 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Executive Chairman

MICHAEL J.A. HEALY
Finance Director

17 April 2003

CONSOLIDATED AND COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

CONSOLIDATED	Issued capital US$m	Share premium US$m	Property revaluation reserve US$m	Exchange reserve (Note 24) US$m	Revenue reserve (Note 24) US$m	Total US$m
Balance at 1 January 2001	31.4	908.7	1.3	(332.5)	(239.4)	369.5
Net losses not recognized in the profit and loss statement						
– Exchange translation	–	–	–	(14.9)	–	(14.9)
Transfer to profit and loss statement	–	–	–	264.0	874.0	1,138.0
Disposal and divestment of interests in subsidiary and associated companies	–	–	(1.3)	63.2	55.3	117.2
Net loss for the year						
– Company	–	–	–	–	(589.1)	(589.1)
– Subsidiary companies	–	–	–	–	(1,206.0)	(1,206.0)
– Associated companies	–	–	–	–	(1.9)	(1.9)
Dividends	–	–	–	–	(4.0)	(4.0)
BALANCE AT 31 DECEMBER 2001	31.4	908.7	–	(20.2)	(1,111.1)	**(191.2)**
Shares issued upon conversion of a Convertible Note (Note 19)	0.5	49.5	–	–	–	**50.0**
Net gains not recognized in the profit and loss statement						
– Exchange translation	–	–	–	20.1	–	**20.1**
Dilution of interests in a subsidiary and an associated company	–	–	–	0.4	9.4	**9.8**
Net profit for the year						
– Company	–	–	–	–	(0.3)	**(0.3)**
– Subsidiary companies	–	–	–	–	14.1	**14.1**
– Associated companies	–	–	–	–	26.3	**26.3**
BALANCE AT 31 DECEMBER 2002	**31.9**	**958.2**	**–**	**0.3**	**(1,061.6)**	**(71.2)**

COMPANY	Issued capital US$m	Share premium US$m	Contributed surplus (Note 24) US$m	Revenue reserve US$m	Total US$m
Balance at 1 January 2001	31.4	908.7	173.8	449.2	1,563.1
Net loss for the year	–	–	–	(589.1)	(589.1)
Dividends	–	–	–	(4.0)	(4.0)
BALANCE AT 31 DECEMBER 2001	31.4	908.7	173.8	(143.9)	**970.0**
Share issued upon conversion of a Convertible Note (Note 19)	0.5	49.5	–	–	**50.0**
Net loss for the year	–	–	–	(0.3)	**(0.3)**
BALANCE AT 31 DECEMBER 2002	**31.9**	**958.2**	**173.8**	**(144.2)**	**1,019.7**

The principal accounting policies on pages 36 to 41 and the Notes on pages 47 to 74 form an integral part of the Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	Note	2002 US$m	2001 US$m
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	25(A)	**(24.0)**	116.7
Purchase of property and equipment		**(87.2)**	(132.4)
Purchase of short-term investments		**(28.5)**	(13.5)
Sale of property and equipment		**8.0**	18.8
Disposals of			
– subsidiary companies	25(B)	**(6.7)**	129.4
– associated companies		**–**	48.2
– short-term investments		**–**	19.0
Loans repaid by/(to) associated companies		**7.3**	(4.3)
Dividends received from associated companies		**–**	2.7
NET CASH (OUTFLOW)/INFLOW FROM INVESTING ACTIVITIES		**(107.1)**	67.9
Proceeds of new borrowings		**886.9**	340.4
Borrowings repaid		**(809.4)**	(549.3)
Payments in connection with the shares repurchased by a subsidiary company		**(71.6)**	(7.5)
Shares issued to outside interests by a subsidiary company		**20.4**	–
Dividends paid to			
– outside interests by a subsidiary company		**(13.2)**	(8.6)
– shareholders		**–**	(4.0)
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES		**13.1**	(229.0)
DECREASE IN CASH AND CASH EQUIVALENTS		**(118.0)**	(44.4)
Cash and cash equivalents at 1 January		**310.1**	360.6
Exchange translation		**11.2**	(6.1)
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		**203.3**	310.1
REPRESENTING			
Cash and bank balances		**203.3**	310.1

The principal accounting policies on pages 36 to 41 and the Notes on pages 47 to 74 form an integral part of the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

1. TURNOVER AND SEGMENTAL INFORMATION

	2002 US$m	2001 US$m
TURNOVER		
Sale of goods and properties	**1,843.5**	1,803.0
Rendering of services	**48.8**	48.7
TOTAL	**1,892.3**	1,851.7

SEGMENTAL INFORMATION

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on the inside back cover. Particulars in respect of discontinued operations are set out in Note 26.

BY PRINCIPAL BUSINESS ACTIVITIES – 2002

	Consumer US$m	Telecom- munications US$m	Property US$m	Discontinued operations# US$m	Head Office US$m	Total US$m
PROFIT AND LOSS						
Segment revenue – turnover	1,777.3	–	114.6	0.4	–	**1,892.3**
Segment results/operating profit	217.8	(0.4)	10.2	(2.3)	(8.3)	**217.0**
Share of profits less losses of associated companies	(0.1)	33.6	(0.9)	–	–	**32.6**
Net borrowing costs						**(109.0)**
Profit before taxation						**140.6**
Taxation						**(56.2)**
Profit after taxation						**84.4**
Outside interests						**(44.3)**
Profit attributable to ordinary shareholders						**40.1**
ASSETS AND LIABILITIES						
Segment assets	1,663.0	–	594.7	–	37.1	**2,294.8**
Associated companies	2.6	(56.0)	28.9	–	–	**(24.5)**
Unallocated assets						**42.8**
Total assets						**2,313.1**
Segment liabilities	285.2	–	224.0	–	64.9	**574.1**
Unallocated liabilities						**1,386.1**
Total liabilities						**1,960.2**
OTHER INFORMATION						
Capital expenditure	73.0	–	19.2	–	–	**92.2**
Depreciation and amortization	44.0	–	3.4	–	–	**47.4**
Other non-cash expenses	5.6	0.4	–	–	–	**6.0**

Represents Infrontier.

BY PRINCIPAL GEOGRAPHICAL MARKETS – 2002

	Indonesia US$m	The Philippines US$m	India US$m	Discontinued operations# US$m	Head Office US$m	**Total US$m**
Segment revenue – turnover	1,777.3	114.6	–	0.4	–	**1,892.3**
Segment assets	1,663.0	594.7	–	–	37.1	**2,294.8**
Associated companies	2.6	109.3	(136.4)	–	–	**(24.5)**
Unallocated assets						**42.8**
Total assets						**2,313.1**
Capital expenditure	73.0	19.2	–	–	–	**92.2**

Represents Infrontier.

BY PRINCIPAL BUSINESS ACTIVITIES – 2001

	Consumer US$m	Telecom-munications US$m	Property US$m	Discontinued operations* US$m	Head Office US$m	Total US$m
PROFIT AND LOSS						
Segment revenue – turnover	1,414.9	–	134.4	302.4	–	1,851.7
Segment results/operating loss**	(104.4)	(565.8)	(1,201.1)	(57.0)	(113.5)	(2,041.8)
Share of profits less losses of associated companies	(0.6)	9.5	(0.6)	3.5	–	11.8
Net borrowing costs						(103.6)
Loss before taxation						(2,133.6)
Taxation						(61.4)
Loss after taxation						(2,195.0)
Outside interests						398.0
Loss attributable to ordinary shareholders						(1,797.0)
ASSETS AND LIABILITIES						
Segment assets	1,196.7	–	637.6	5.3	218.2	2,057.8
Associated companies	2.4	(75.7)	49.7	–	–	(23.6)
Unallocated assets						11.5
Total assets						2,045.7
Segment liabilities	260.8	–	215.2	1.5	166.5	644.0
Unallocated liabilities						1,200.7
Total liabilities						1,844.7
OTHER INFORMATION						
Capital expenditure	76.1	–	61.8	10.3	–	148.2
Impairment charge	299.6	565.8	1,188.5	–	100.0	2,153.9
Depreciation and amortization	34.4	–	8.7	17.3	0.1	60.5
Other non-cash expenses	1.5	–	6.0	0.1	–	7.6

BY PRINCIPAL GEOGRAPHICAL MARKETS – 2001

	Indonesia US$m	The Philippines US$m	India US$m	Discontinued operations* US$m	Head Office US$m	Total US$m
Segment revenue – turnover	1,414.9	134.4	–	302.4	–	1,851.7
Segment assets	1,196.7	637.6	–	5.3	218.2	2,057.8
Associated companies	2.4	103.3	(129.3)	–	–	(23.6)
Unallocated assets						11.5
Total assets						2,045.7
Capital expenditure	76.1	61.8	–	10.3	–	148.2

* Represents Infrontier, Berli Jucker, Darya-Varia and Savills plc.
** Balance included provision for investments and others of US$2,165.4 million and loss on disposal of discontinued operations of US$72.9 million.

2. OPERATING PROFIT/(LOSS)

	2002 US$m	2001 US$m
OPERATING PROFIT/(LOSS) IS STATED AFTER (CHARGING)/CREDITING		
Cost of inventories sold	**(1,139.2)**	(1,254.9)
Depreciation	**(47.0)**	(60.5)
Operating lease rentals		
- Land and buildings	**(9.6)**	(7.4)
- Hire of plant and equipment	**(1.0)**	(1.1)
- Other	**-**	(0.3)
Loss on dilution of interests in a subsidiary and an associated company	**(4.2)**	(6.7)
Doubtful debt provisions	**(1.8)**	(7.6)
Loss on sale of property and equipment	**(0.7)**	(2.1)
Auditors' remuneration		
- Audit services	**(1.1)**	(1.1)
- Other services	**(0.1)**	(0.5)
Unrealized (losses)/gains on short-term investments	**(0.9)**	0.5
Amortization of goodwill (included in other operating expenses)	**(0.4)**	-
Net exchange gains/(losses) on monetary items	**10.7**	(15.2)
Dividends from unlisted investments	**-**	0.1

3. NET BORROWING COSTS

	2002 US$m	2001 US$m
Loan capital		
- wholly repayable within five years	**2.3**	10.1
- not wholly repayable within five years	**0.7**	1.0
Subtotal	**3.0**	11.1
Bank loans and other loans		
- wholly repayable within five years	**118.1**	97.1
- not wholly repayable within five years	**6.1**	11.1
Subtotal	**124.2**	108.2
TOTAL INTEREST EXPENSE	**127.2**	119.3
Other borrowing costs		
- Redemption premium on convertible instruments	**3.7**	20.4
TOTAL BORROWING COSTS	**130.9**	139.7
Less borrowing costs capitalized in development properties	**-**	(9.8)
Less interest income	**(21.9)**	(26.3)
NET BORROWING COSTS	**109.0**	103.6

The capitalization rate applied to funds borrowed for general purposes and used for the development of property is nil (2001: 18.1 per cent per annum) for the year.

4. TAXATION

No Hong Kong profits taxation (2001: Nil) has been provided as the Group had no estimated assessable profits in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

	2002 US$m	2001 US$m
SUBSIDIARY COMPANIES		
Current taxation – Overseas (Note 18)	**26.5**	35.5
Deferred taxation – Overseas (Note 23)	**23.4**	14.0
Subtotal	**49.9**	49.5
ASSOCIATED COMPANIES		
Current taxation – Overseas	**2.8**	4.9
Deferred taxation – Overseas	**3.5**	7.0
Subtotal	**6.3**	11.9
TOTAL	**56.2**	61.4

The effective tax rate for 2002 was 37.5 per cent. In 2001, excluding non-taxable business disposals and impairment provisions, the effective tax rate was 38.0 per cent.

5. PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Profit/(loss) attributable to ordinary shareholders includes exchange losses and gains that arose primarily on the translation of the unhedged U.S. dollar denominated borrowings of PLDT and Indofood.

ANALYSIS OF EXCHANGE (LOSSES)/GAINS

	2002 US$m	2001 US$m
Exchange (losses)/gains		
– Subsidiary companies	**10.7**	(15.2)
– Associated companies	**(20.4)**	(19.8)
Subtotal	**(9.7)**	(35.0)
Attributable to taxation and outside interests	**(1.3)**	12.6
TOTAL	**(11.0)**	(22.4)

Exchange (losses)/gains, net of taxation and outside interests, by principal operating company are set out below.

	2002 US$m	2001 US$m
PLDT	**(12.0)**	(12.3)
Indofood	**3.8**	(2.8)
Others	**(2.8)**	(7.3)
TOTAL	**(11.0)**	(22.4)

Included within the profit/(loss) attributable to ordinary shareholders is a loss of US$0.3 million (2001: US$589.1 million) attributable to the Company.

6. BASIC EARNINGS/(LOSS) PER SHARE

	2002	2001
Basic earnings/(loss) per share is based on		
– profit/(loss) attributable to ordinary shareholders of (US$m)	**40.1**	(1,797.0)
– and an average number of shares in issue of (millions)	**3,152.2**	3,139.8
resulting in earnings/(loss) per share of (U.S. cents)	**1.27**	(57.23)

No diluted earnings/(loss) per share for the years ended 31 December 2002 and 2001 have been presented as the outstanding convertible bonds, convertible notes and convertible preferred shares of the Company, a subsidiary and an associated company have anti-dilutive effects on the basic earnings/(loss) per share for these years. In addition, no diluting events existed in respect of the outstanding share options of the Company, a subsidiary and an associated company during these years.

7. ORDINARY SHARE DIVIDENDS

(A) No interim dividend was paid for 2002 (2001: Nil).

(B) At a meeting held on 17 April 2003, the Directors did not recommend the payment of a final dividend for 2002 (2001: Nil).

8. PROPERTY AND EQUIPMENT

	Development properties US$m	Land and buildings US$m	Machinery, equipment and vessels US$m	**Consolidated Total US$m**
COST				
At 1 January 2002	914.9	261.7	620.7	**1,797.3**
Exchange translation	(27.1)	29.6	80.9	**83.4**
Additions	10.2	29.7	52.3	**92.2**
Disposals	(4.9)	(3.4)	(4.3)	**(12.6)**
Disposal of a subsidiary company	–	–	(2.7)	**(2.7)**
Reclassification[i]	82.7	(41.7)	(4.7)	**36.3**
AT 31 DECEMBER 2002	**975.8**	**275.9**	**742.2**	**1,993.9**
ACCUMULATED DEPRECIATION AND IMPAIRMENT				
At 1 January 2002	679.2	39.3	238.6	**957.1**
Exchange translation	(20.1)	7.1	19.8	**6.8**
Charge for the year	–	8.5	38.5	**47.0**
Disposals	–	(1.4)	(2.5)	**(3.9)**
Disposal of a subsidiary company	–	–	(0.6)	**(0.6)**
Reclassification[i]	–	1.3	(23.1)	**(21.8)**
AT 31 DECEMBER 2002	**659.1**	**54.8**	**270.7**	**984.6**
NET BOOK AMOUNT AT 31 DECEMBER 2002	**316.7**	**221.1**	**471.5**	**1,009.3**
Net book amount at 31 December 2001	235.7	222.4	382.1	840.2

(i) Reclassified from/(to) inventories.

(A) Principal annual rates of depreciation:

Development properties and freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold land and buildings	Lesser of period of lease, or 2.5%
Machinery, equipment and vessels	2.5% to 50.0%

(B) Principal development property held by Fort Bonifacio Development Corporation included in Development Properties at 31 December 2002:

Location in the Philippines	Approximate gross development area (sq.m.)(i)	Group's economic interest (%)	Type	Status	Estimated completion date
Fort Bonifacio, Taguig	1,325,036	32.3	C, R	Under construction	2020

C = Commercial, R = Residential

(i) Total area for development as subdivisions, including lots sold under installment terms where full payment has not been made, and land designated for parks and open spaces.

(C) The land and buildings are freehold properties held outside Hong Kong.

(D) Property and equipment with a net book amount of US$20.2 million (2001: US$36.0 million) was pledged as security for certain of the Group's banking facilities (Note 21(H)).

(E) At 31 December 2002, no capitalized interest (2001: nil) was included in the net book value of development properties.

9. SUBSIDIARY COMPANIES

	Company	
	2002	2001
	US$m	US$m
Unlisted shares at cost	**1,115.6**	927.1
Less provisions for impairment loss	**(66.2)**	(66.2)
TOTAL	**1,049.4**	860.9

The Company's listed subsidiary companies are held through intermediate holding companies.

(A) Amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 4.8 per cent per annum (2001: zero per cent to 4.8 per cent per annum) and have no fixed terms of repayment.

(B) Amounts due to subsidiary companies are unsecured, interest-free (2001: zero per cent to 8.9 per cent per annum) and have no fixed terms of repayment.

Details of principal subsidiary companies, which in the opinion of the Directors, materially affect the results or net assets of the Group, are set out in tabular form on the inside back cover.

10. ASSOCIATED COMPANIES

	Consolidated	
	2002	2001
	US$m	US$m
Shares at cost or valuation		
– Listed	**559.0**	559.0
– Unlisted	**76.4**	79.3
Share of post acquisition reserves	**(61.8)**	(76.5)
Goodwill on acquisitions of associated companies	**(630.1)**	(630.5)
Loans to associated companies	**32.0**	45.1
TOTAL	**(24.5)**	(23.6)

(A) The Company's interest in associated companies includes unlisted investment of US$31.4 million (2001: US$31.0 million) located outside Hong Kong.

(B) At 31 December 2002, both the listed and unlisted investments were located outside Hong Kong.

(C) At 31 December 2002, the market valuation of listed investments was US$212.9 million (2001: US$341.6 million) and dividends received and receivable were nil (2001: US$1.8 million).

(D) Loans to associated companies are unsecured, interest-bearing at a range of zero per cent to 16.0 per cent per annum (2001: zero per cent to 14.5 per cent per annum) and have no fixed terms of repayment.

(E) Principal development properties held by the associated companies of Metro Pacific and Landco Pacific, which is a 61.3 per cent owned subsidiary company of Metro Pacific, at 31 December 2002:

Location in the Philippines	Approximate gross development area (sq.m.)(i)	Group's economic interest (%)	Type	Status	Estimated completion date
Costa De Madera, San Juan, Batangas	3,720,000	37.1	Ro	Planning	–
San Fernando, Pampanga	2,349,120	23.4	R	Under construction	2006
Lakewood, Cabanatuan	2,141,537	7.3	R	Under construction	2005
Calasiao, Pangasinan	1,860,000	39.5	R	Planning	–
Urdaneta, Pangasinan	298,275	7.3	R	Under construction	2004

Ro = Resort , R = Residential

(i) Total area for development and sale as subdivisions, including lots sold under installment terms where full payment has not been made, and land designated for parks and open spaces.

(F) Details of principal associated companies, which in the opinion of the Directors materially affect the results or net assets of the Group, are set out in tabular form on the inside back cover.

(G) Additional financial information in respect of the Group's principal associated companies, as prepared under HK GAAP, is set out below.

	PLDT		Escotel	
	2002 US$m	2001 US$m	**2002 US$m**	2001 US$m
OPERATING RESULTS				
Turnover	**1,552.5**	1,707.9	**70.6**	53.5
Profit/(loss) before taxation	**193.7**	357.3	**(13.4)**	(22.4)
Profit/(loss) after taxation	**167.9**	311.8	**(13.4)**	(22.4)
Net profit/(loss)	**168.4**	59.0	**(13.4)**	(22.4)
NET ASSETS/(LIABILITIES)				
Current assets	**724.6**	596.7	**9.5**	21.4
Long-term assets	**3,860.2**	4,066.8	**83.4**	142.8
TOTAL ASSETS	**4,584.8**	4,663.5	**92.9**	164.2
Current liabilities	**(822.3)**	(875.6)	**(73.5)**	(52.2)
Long-term liabilities and provisions	**(3,416.0)**	(3,552.3)	**(344.3)**	(421.3)
TOTAL LIABILITIES	**(4,238.3)**	(4,427.9)	**(417.8)**	(473.5)
Outside interests	**(17.0)**	(16.2)	**–**	–
AT 31 DECEMBER	**329.5**	219.4	**(324.9)**	(309.3)

Escotel has a financial accounting period ending on 31 March, which is not coterminous with the Group. Total net liabilities of Escotel arose principally as a consequence of the Group's accounting policy of attributing to goodwill the excess of the acquisition cost of the telecommunications business, over the fair value of its separable net assets. This attributes no value to the acquired telecommunications licenses.

(H) PLDT was incorporated under the law of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

Escotel, incorporated in May 1995, was granted three non-exclusive 10-year GSM licenses, in December 1995, by the Department of Telecommunication of India to build and operate cellular telephone services in Uttar Pradesh (West), Haryana and Kerala. The initial 10-year licenses were based on a fixed amount to be paid to the Indian Government. In August 1999, the Indian Government issued a New Telecom Policy that allows cellular operators to migrate to a revenue sharing mechanism from the previous basis of a fixed license fee. Under the revenue sharing mechanism, Escotel is required to pay license fees to the Indian Government on a quarterly basis, calculated at 10 per cent of gross revenue, and spectrum charges, calculated at two to three per cent of gross revenue, depending on the region of operation. In addition, the license period for all licenses was extended to 20 years (previously 10 years) from the date of initial award; thus Escotel's runs to 2015.

(I) On 4 May 2000, on the condition that Metro Pacific would infuse Pesos 2 billion (US$37.6 million) of fresh equity into First e-Bank, the Philippine Deposit and Insurance Corporation (PDIC) granted Pesos 2 billion (US$37.6 million) of low-cost financial assistance to First e-Bank. Pesos 1 billion (US$18.8 million) of the financial assistance has been invested in government securities and pledged, together with a pool of non-performing assets with a book value of Pesos 2 billion (US$37.6 million), to PDIC.

On 14 August 2001, Metro Pacific's Board of directors resolved to procure a surety bond of Pesos 2 billion (US$37.6 million) in favour of PDIC. This was to guarantee Metro Pacific's undertaking to indemnify PDIC should First e-Bank not receive the Pesos 2 billion (US$37.6 million) equity infusion, or not enter into a firm agreement for a merger or other corporate combination within the period prescribed by PDIC.

In accordance with the requirements of PDIC, Metro Pacific converted Pesos 1.8 billion (US$33.9 million) of convertible preferred shares, issued by First e-Bank, into common shares in October 2001. As a result of this conversion, Metro Pacific's interest in First e-Bank increased to 83.2 per cent from 31.8 per cent. As Metro Pacific's control of First e-Bank was intended to be temporary, First e-Bank continued to be accounted for as an associated company of Metro Pacific. In September 2002, First e-Bank obtained approval from the Philippine Monetary Board for its sale, to Banco de Oro, of its banking business, as well as certain assets and liabilities, up to Pesos 10.0 billion (US$188.1 million) (the Bank Transaction). The Bank Transaction is expected to be completed during the second quarter of 2003. Upon the completion of the Bank Transaction, First e-Bank will cease its banking operations, and Metro Pacific's intention is to retain only a non-controlling minority stake in the shell company after the Bank Transaction.

Upon the completion of the Bank Transaction, Metro Pacific will assign a property of approximately 700 hectares, together with First e-Bank's remaining assets, to fully repay the Pesos 2 billion (US$37.6 million) financial assistance. Metro Pacific's directors believe that once the Pesos 2 billion (US$37.6 million) financial assistance extended by PDIC to First e-Bank is fully settled, the equity infusion commitment of Metro Pacific will be automatically extinguished and, accordingly, no provision is required.

11. LONG-TERM RECEIVABLES AND PREPAYMENTS

	Consolidated	
	2002	2001
	US$m	US$m
Currency swap asset	**135.4**	108.7
Installment sales receivable	**73.6**	93.3
Input value added tax recoverable	**68.1**	73.4
Others	**172.8**	96.7
Subtotal	**449.9**	372.1
Less impairment provision	**(68.1)**	(77.1)
Less current portion included in accounts receivable, other receivables and prepayments	**(106.9)**	(118.7)
TOTAL	**274.9**	176.3

The currency swap asset relates to Indofood's hedging program.

The installment sales receivable primarily relates to Metro Pacific's property sales. These are on interest bearing (from 10.0 per cent to 21.0 per cent) installment terms (from two to 10 years), and are secured by the relevant property.

The input value added tax recoverable represents input tax imputed on land acquired by Fort Bonifacio Development Corporation.

Others mainly represents Indofood's cash advances, and amounts arising from Indofood's provision for technical and management services.

12. GOODWILL

	Consolidated	
	2002	2001
	US$m	US$m
COST		
At 1 January	**-**	-
Addition	**19.7**	-
AT 31 DECEMBER	**19.7**	-
ACCUMULATED AMORTIZATION		
At 1 January	**-**	-
Charge for the year	**0.4**	-
AT 31 DECEMBER	**0.4**	-
NET BOOK AMOUNT AT 31 DECEMBER	**19.3**	-

The goodwill arose from the deemed acquisition of a further interest in Indofood, as a consequence of Indofood's share buy back program.

13. SHORT-TERM INVESTMENTS

	Consolidated	
	2002	2001
	US$m	US$m
Listed outside Hong Kong – equity securities	**4.3**	-
– debt securities	**37.9**	-
Subtotal	**42.2**	-
Unlisted outside Hong Kong – debt securities	**0.6**	11.5
TOTAL	**42.8**	11.5

14. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$201.1 million (2001: US$169.0 million), with an ageing profile as below.

	2002 **US$m**	2001 US$m
Less than 30 days	**160.3**	144.2
31-60 days	**11.8**	7.7
61-90 days	**8.3**	4.2
Over 90 days	**20.7**	12.9
TOTAL	**201.1**	169.0

Indofood allows sub-distributors/wholesalers 60 days of credit, and other customers between 15-60 days of credit. Metro Pacific collects contract receivables by installments over periods ranging from two to 10 years.

15. INVENTORIES

	Consolidated	
	2002 **US$m**	2001 US$m
Properties held for sale	**118.4**	244.9
Finished goods	**93.9**	72.3
Raw materials	**208.7**	133.2
Work in progress	**4.6**	5.2
Less provisions	**(49.5)**	(94.1)
TOTAL	**376.1**	361.5

At 31 December 2002, the carrying amount of inventories carried at net realizable value amounted to US$68.9 million (2001: US$150.8 million).

Principal properties held by Metro Pacific, Landco Pacific and Fort Bonifacio Development Corporation are included in Properties Held for Sale at 31 December 2002:

Location in the Philippines	Approximate gross area (sq.m.)(i)	Group's economic interest (%)	Type	Status	Estimated completion date
Batulao, Batangas	2,107,500	52.3	R	Planning	–
Lemery, Batangas	786,372	49.2	F	Under construction	2004
Punta Fuego 1, Batangas	455,811	27.4	R, Ro	Under construction	2003
Punta Fuego 2, Batangas	356,761	17.7	R, Ro	Under construction	2005
Stonecrest, San Pedro, Laguna	300,448	25.0	R	Under construction	2003
Talisay, Cebu	276,640	24.2	R	Under construction	2005
Waterwood, Bulacan	122,835	33.0	R	Under construction	2003
Legaspi City, Albay	47,533	24.2	C	Completed	–
Lucena City, Quezon	43,598	69.3	C	Under construction	2003
Fort Bonifacio, Taguig	13,202	32.3	C, R	Under construction	2020
Pacific Plaza Towers	4,851	80.6	R	Under construction	2003

R = Residential, F = Farm, Ro = Resort, C = Commercial

(i) Total area for sale as subdivisions, including lots sold under installment terms where full payment has not been made, and land designated for parks and open spaces.

16. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$175.6 million (2001: US$182.3 million), with an ageing profile as below.

	2002 US$m	2001 US$m
Less than 30 days	129.0	100.7
31-60 days	11.9	28.7
61-90 days	25.1	14.6
Over 90 days	9.6	38.3
TOTAL	**175.6**	182.3

17. SHORT-TERM BORROWINGS

	Consolidated	
	2002 US$m	2001 US$m
Bank loans		
- Secured	**55.9**	71.0
- Unsecured	**75.2**	84.5
Subtotal	**131.1**	155.5
Current portion of loan capital and long-term borrowings (Note 21)	**400.6**	594.7
TOTAL	**531.7**	750.2

None (2001: None) of the debt has an original maturity of less than 90 days.

Throughout the year, Metro Pacific has been actively engaged in discussions with its creditors to reduce and restructure its Head Office outstanding debts with principal amounting to Pesos 11.7 billion (US$220.0 million). By the end of 2002, Metro Pacific had made significant progress towards the repayment, reduction or restructuring of approximately Pesos 8.7 billion (US$163.6 million) debts. In November 2002, as part of Metro Pacific's debt reduction initiatives, Metro Pacific entered into an agreement with Greenfield Development Corporation and Ayala Land Inc. (collectively the GA Group), whereby the GA Group would repay the Larouge loan (in the principal amount of Pesos 4.8 billion (US$90.0 million) in exchange for a 50.4 per cent interest in Bonifacio Land Corporation (BLC) owned by Metro Pacific. The transaction was completed on 17 April 2003. Details are set out in Note 31(A). Furthermore, during 2002, Metro Pacific (i) concluded individual agreements with a number of Philippine-based lending institutions resulting in the repayment of various debts totaling Pesos 1.2 billion (US$22.6 million); (ii) reached agreements in-principle for the settlement, in the form of asset assignment, of approximately Pesos 1.3 billion (US$24.4 million) debts to a variety of Philippine-based lenders; and (iii) conducted ongoing discussions with other creditors in respect of the reduction or restructuring of an additional Pesos 1.4 billion (US$26.6 million) debts.

18. PROVISION FOR TAXATION

	Consolidated	
	2002	2001
	US$m	US$m
At 1 January	**23.1**	27.6
Exchange translation	**0.5**	(1.1)
Disposal of subsidiary companies	**-**	(3.3)
Provision for taxation on estimated assessable profits for the year (Note 4)	**26.5**	35.5
Transfer to deferred taxation (Note 23)	**-**	(0.2)
Reclassification	**-**	(4.4)
TOTAL	**50.1**	54.1
Tax paid	**(23.5)**	(31.0)
AT 31 DECEMBER	**26.6**	23.1

19. SHARE CAPITAL

	Consolidated and Company	
	2002	2001
	US$m	US$m
Authorized		
3,499,000,000 (2001: 3,499,000,000) ordinary shares of U.S. 1 cent each	**35.0**	35.0
Issued and fully paid		
At 1 January	**31.4**	31.4
Shares issued upon conversion of a Convertible Note	**0.5**	–
At 31 December		
3,185,993,003 (2001: 3,139,772,765) ordinary shares of U.S. 1 cent each	**31.9**	31.4

In September 2002, 46,220,238 ordinary shares of US$0.01 each were issued at a value of HK$8.4 per share upon the conversion of a US$50.0 million Convertible Note (Note 21(B)).

Details of Directors' and employees' share options are set out in Note 29(C).

20. OUTSIDE INTERESTS

An analysis of the Group's outside interests, by principal operating company, is set out below.

	Consolidated	
	2002	2001
	US$m	US$m
Indofood	**271.8**	204.8
Metro Pacific	**152.3**	187.4
TOTAL	**424.1**	392.2

21. LOAN CAPITAL AND LONG-TERM BORROWINGS

		Consolidated	
	Note	**2002 US$m**	2001 US$m
UNSECURED LOANS			
Loan capital			
– Convertible bonds	(A)	**–**	247.8
– Convertible note	(B)	**–**	50.0
– Convertible notes	(C)	**10.8**	29.0
– Convertible preferred shares	(D)	**7.6**	14.0
Bank loans		**354.2**	395.1
Other loans	(E)	**427.0**	106.1
Subtotal		**799.6**	842.0
SECURED LOANS			
Loan capital			
– Long-term commercial papers	(F)	**1.8**	3.9
Bank loans	(G)	**299.7**	77.2
Other loans		**56.7**	63.0
Subtotal		**358.2**	144.1
Total loan capital and long-term borrowings		**1,157.8**	986.1
Less current portion included in short-term borrowings (Note 17)		**(400.6)**	(594.7)
TOTAL		**757.2**	391.4

The maturity profile of the Group's loan capital and long-term borrowings is as follows:

	Loan capital		Bank loans		Other loans		Consolidated	
	2002 US$m	2001 US$m	**2002 US$m**	2001 US$m	**2002 US$m**	2001 US$m	**Total 2002 US$m**	Total 2001 US$m
Not exceeding one year	**20.2**	294.7	**342.4**	293.3	**38.0**	6.7	**400.6**	594.7
More than one year but not exceeding two years	**–**	–	**87.8**	73.7	**18.9**	12.3	**106.7**	86.0
More than two years but not exceeding five years	**–**	50.0	**159.5**	99.5	**426.7**	135.6	**586.2**	285.1
More than five years	**–**	–	**64.2**	5.8	**0.1**	14.5	**64.3**	20.3
TOTAL	**20.2**	344.7	**653.9**	472.3	**483.7**	169.1	**1,157.8**	986.1
Representing amounts repayable								
– wholly within five years	**20.2**	294.7	**579.8**	455.1	**483.5**	109.4	**1,083.5**	859.2
– not wholly within five years	**–**	50.0	**74.1**	17.2	**0.2**	59.7	**74.3**	126.9
TOTAL	**20.2**	344.7	**653.9**	472.3	**483.7**	169.1	**1,157.8**	986.1

Bank and other loans are repayable in various annual installments at a weighted average annual rate of interest of 11.7 per cent (2001: 11.9 per cent). Details of loan capital and long-term borrowings are set out below.

(A) CONVERTIBLE BONDS

Issued by First Pacific Capital (1997) Limited on 27 March 1997. The outstanding bonds, in the principal amount of US$247.8 million, were settled by the Company either through repurchase during January 2002, or redemption on 27 March 2002.

(B) CONVERTIBLE NOTE

Issued by the Company on 17 September 1999, this note was mandatorily converted into 46,220,238 ordinary shares of the Company at HK$8.4 per share, at a fixed exchange rate of HK$7.765:US$1, on 25 September 2002. Details regarding the conversion of this Note is set out in Note 19.

(C) CONVERTIBLE NOTES

Issued by Metro Pacific totaling Pesos 1.5 billion (US$29.0 million) during September and October 1999, these notes were due for redemption, at a premium of 8.7 per cent of the par value, in October 2002. At 31 December 2002, Pesos 560.7 million (US$10.8 million) of these notes, together with the related redemption premium of Pesos 48.8 million (US$0.9 million), remained outstanding and were included in deferred liabilities and provisions.

(D) CONVERTIBLE PREFERRED SHARES

Issued by Metro Pacific totaling Pesos 720.0 million (US$14.0 million) on 23 July 1999, these preferred shares were due for redemption, with a cumulative yield of 15 per cent, in July 2002. At 31 December 2002, Pesos 401.9 million (US$7.6 million) of these preferred shares, together with the related redemption premium of Pesos 60.3 million (US$1.1 million), remained outstanding and were included in deferred liabilities and provisions.

(E) OTHER UNSECURED LOANS

Principally includes US$280.0 million five-year Euro bonds, and Rupiah 1.0 trillion (US$111.7 million) of non-convertible bonds (Rupiah-bonds) issued by Indofood in June 2002 and July 2000, respectively. The Euro bonds have a coupon rate of 10.375 per cent, are payable semi-annually, and mature in June 2007. The Rupiah-bonds are subject to interest of 16 per cent, and have a five year maturity to July 2005.

(F) LONG-TERM COMMERCIAL PAPERS

Issued by Metro Pacific totaling Pesos 200.0 million (US$3.9 million), these papers are secured over shares of a subsidiary company of Metro Pacific. At 31 December 2002, Pesos 95.8 million (US$1.8 million) remained outstanding.

(G) SECURED BANK LOANS

Includes a US$187.4 million bank loan facility provided by ING Bank N.V. to the Company. It is subject to an interest rate of HIBOR (Hong Kong Inter-bank Offer Rates) plus three per cent, and is repayable on 31 December 2003. Following the repayment of the Larouge Loan, the outstanding balance will decline to approximately US$100 million.

(H) PLEDGE OF ASSETS

At 31 December 2002, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivables and inventories equating to a net book value of US$95.0 million (2001: US$163.7 million). Apart from these, the Head Office's US$187.4 million bank loan, as described in Note (G) above, is principally secured by the Group's interests in Indofood, PLDT and Metro Pacific of 51.9 per cent, 15.8 per cent and 80.6 per cent, respectively.

22. DEFERRED LIABILITIES AND PROVISIONS

	Deferred income US$m	Long-term payables US$m	Redemption premium on convertible instruments US$m	Pension US$m	Others US$m	Consolidated Total 2002 US$m	Consolidated Total 2001 US$m
At 1 January	35.1	47.0	84.0	35.3	66.8	**268.2**	282.5
Exchange translation	(0.1)	(1.6)	(0.1)	5.2	(0.4)	**3.0**	(5.2)
Additions	6.3	6.3	3.7	9.2	21.7	**47.2**	108.9
Payment and utilization	(4.3)	(1.7)	(85.6)	(18.3)	(0.6)	**(110.5)**	(71.1)
Reversal	–	–	–	–	(37.6)	**(37.6)**	–
Disposal of subsidiary companies	–	–	–	–	–	**–**	(7.6)
Reclassification	–	–	–	–	(8.1)	**(8.1)**	(39.3)
Subtotal	37.0	50.0	2.0	31.4	41.8	**162.2**	268.2
Less current portion included in accounts payable, other payables and accruals	(1.3)	(24.8)	(2.0)	–	(15.2)	**(43.3)**	(138.2)
AT 31 DECEMBER	35.7	25.2	–	31.4	26.6	**118.9**	130.0

Deferred income relates to the gross profit arising on property sales.

Long-term payables relate to liabilities for property development.

Redemption premium on convertible instruments relates to loan capital issued. Loan capital details are set out in Notes 21(A), (C) and (D).

Pension relates to accrued liabilities in relation to retirement schemes.

Others mainly relates to provisions for severance payments and warranty claims.

23. DEFERRED TAXATION

	Consolidated	
	2002 US$m	2001 US$m
At 1 January	**36.0**	29.8
Exchange translation	**3.1**	(2.0)
Disposal of subsidiary companies	**-**	(5.0)
Additions (Note 4)	**23.4**	14.0
Transfer from provision for taxation (Note 18)	**-**	0.2
Reclassification	**8.1**	-
Utilization	**-**	(1.0)
AT 31 DECEMBER	**70.6**	36.0

Provision is made for the tax that is expected to be payable in respect of planned distributions of retained profits of overseas subsidiary and associated companies. No deferred tax has been provided on earnings retained overseas. Except for the matters described below, deferred taxation has been fully provided for.

At 31 December 2002, taxation losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$30.8 million (2001: US$153.7 million) in respect of non-Hong Kong tax losses, and US$40.7 million (2001: US$47.9 million) in respect of Hong Kong tax losses. No deferred tax assets have been recognized in respect of these losses.

24. RESERVES

An analysis of the exchange reserve by principal operating company is set out below.

	Consolidated	
	2002 US$m	2001 US$m
PLDT	**(43.5)**	(38.3)
Indofood	**1.3**	(24.2)
Escotel	**41.3**	42.3
Others	**1.2**	-
TOTAL	**0.3**	(20.2)

An analysis of the goodwill reserve, included within revenue reserves, by principal operating company is set out below.

	Consolidated	
	2002 US$m	2001 US$m
PLDT	**(466.7)**	(467.1)
Indofood	**(346.3)**	(355.3)
Escotel	**(163.4)**	(163.4)
TOTAL	**(976.4)**	(985.8)

The 2002 reduction in goodwill reserve for PLDT (US$0.4 million) and Indofood (US$9.0 million), represents the amounts reinstated upon the dilution of the Group's interests in these investments.

An analysis of the accumulated reserves of associated companies, included within consolidated reserves, is set out below.

	2002 US$m	2001 US$m
Revenue reserve	**(59.6)**	(80.5)
Exchange reserve	**(2.2)**	4.0
TOTAL	**(61.8)**	(76.5)

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

25. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(A) RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

	2002 US$m	2001 US$m
Operating profit/(loss)	**217.0**	(2,041.8)
Provision for investments and others	**-**	2,165.4
Loss on disposal of discontinued operations	**-**	72.9
Foreign exchange (gains)/losses, net	**(10.7)**	15.2
Loss on dilution of interest in a subsidiary and an associated company	**4.2**	6.7
Depreciation	**47.0**	60.5
Dividend income	**-**	(0.1)
Payments in respect of deferred liabilities and provisions	**(6.9)**	(28.4)
Loss on sale of property and equipment	**0.7**	2.1
Increase in long-term receivables and prepayments	**(28.4)**	(45.8)
Decrease in pledged deposits	**23.3**	14.1
Increase in accounts receivable, other receivables and prepayments	**(64.5)**	(1.4)
Increase in inventories	**(73.4)**	(13.3)
Increase in accounts payable, other payables and accruals	**0.6**	62.9
Others	**(16.6)**	(12.1)
Net cash inflow generated from operations	**92.3**	256.9
Interest received*	**21.9**	30.1
Interest paid	**(114.7)**	(139.3)
Tax paid	**(23.5)**	(31.0)
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	**(24.0)**	116.7

* In accordance with current year presentation, the interest received of US$30.1 million in 2001 has been reclassified to operating activities from investing activities because, in the opinion of the Directors, such presentation better reflects the underlying nature of the balance.

Changes in working capital are stated excluding movements due to acquisitions and disposals of subsidiary companies.

(B) DISPOSALS OF SUBSIDIARY COMPANIES

	2002 US$m	2001 US$m
NET ASSETS		
Property and equipment	**2.1**	151.5
Associated companies	**-**	2.6
Long-term investments	**-**	3.4
Cash and bank balances	**1.2**	30.6
Accounts receivable, other receivables and prepayments	**2.2**	84.0
Inventories	**-**	47.0
Accounts payable, other payables and accruals	**(4.2)**	(57.7)
Short-term borrowings	**(0.8)**	(18.1)
Provision for taxation	**-**	(3.3)
Outside interests	**-**	(31.2)
Loan capital and long-term borrowings	**(0.5)**	(50.4)
Deferred liabilities and provisions	**-**	(7.6)
Deferred taxation	**-**	(5.0)
TOTAL NET ASSETS DISPOSED OF	**-**	145.8
Goodwill reinstated from reserves	**-**	38.9
Exchange reserve reinstated	**-**	48.2
Loss on disposal	**-**	(72.9)
(AMOUNT PAID)/CONSIDERATION		
Cash and cash equivalents	**(5.5)**	160.0
TOTAL (AMOUNT PAID)/CONSIDERATION	**(5.5)**	160.0
NET (OUTFLOW)/INFLOW OF CASH AND CASH EQUIVALENTS PER CONSOLIDATED CASH FLOW STATEMENT	**(6.7)**	129.4

(C) PLEDGED DEPOSITS

The Company has pledged bank deposits of US$2.3 million (2001: US$4.4 million) as security for a loan. In addition, Indofood had pledged bank deposits totaling Rupiah 184.2 billion (US$20.6 million) (2001: Rupiah 380.6 billion; US$36.6 million), which were fully released in February 2003.

(D) NON-CASH TRANSACTION

In September 2002, a US$50.0 million Convertible Note was converted, at a value of HK$8.4 per share, into 46.2 million ordinary shares of the Company.

During 2002, the Metro Pacific group settled Pesos 1,055.2 million (US$19.8 million) of borrowings through property asset transfers to its creditors.

26. DISCONTINUED OPERATIONS

During 2002 and 2001, the Group disposed of certain subsidiary and associated companies. Details of these disposals are as follows.

Date of disposal	Subsidiary/associated company	Percentage held (%)	Percentage sold (%)	Consideration US$m	Loss on disposal US$m
April 2002	Infrontier	100.0	81.0	–	–
December 2001	Berli Jucker	83.5	83.5	125.0	66.6
December 2001	Darya-Varia	89.5	89.5	35.0	6.3
March 2001	Savills plc	19.6	19.6	41.6	–

Infrontier is a business solutions provider specializing in supply chain management in Asia. Details of the disposal of Infrontier are provided in Note 30(B). Berli Jucker is engaged in the business of manufacturing, distribution and marketing of glass, consumer, technical and imaging products in Thailand. Darya-Varia is a fully-integrated healthcare company engaged in the manufacture, marketing and distribution of prescription and over-the-counter medicines in Indonesia. Savills plc is an international property consultant providing advice across all aspects of the property market in the United Kingdom, Continental Europe and Asia.

The turnover, results, cash flows, assets and liabilities of the discontinued operations attributable to the Group were as follows.

	2002 US$m	2001 US$m
PROFIT AND LOSS		
Turnover	**0.4**	302.4
Operating expenses	**(2.7)**	(359.4)
Operating loss	**(2.3)**	(57.0)
Share of profits less losses of associated companies	**-**	3.5
Net borrowing costs	**-**	(1.9)
Loss before taxation	**(2.3)**	(55.4)
Taxation	**-**	(7.3)
LOSS AFTER TAXATION FOR THE YEAR	**(2.3)**	(62.7)
CASH FLOW		
Net operating cash (outflow)/inflow	**(2.8)**	20.8
Net investing cash (outflow)/inflow	**(6.7)**	125.2
Net financing cash outflow	**(0.2)**	(9.3)
TOTAL NET CASH (OUTFLOW)/INFLOW FOR THE YEAR	**(9.7)**	136.7
ASSETS AND LIABILITIES		
Total assets	**-**	5.3
Total liabilities	**-**	(3.1)
AT 31 DECEMBER	**-**	2.2

27. COMMITMENTS AND CONTINGENT LIABILITIES

(A) CAPITAL EXPENDITURE

	Consolidated	
	2002 US$m	2001 US$m
Commitments in respect of subsidiary companies:		
Authorized but not contracted for	**13.6**	20.6
Contracted but not provided for	**23.9**	26.9
TOTAL	**37.5**	47.5

Capital expenditure commitments relate to Indofood (purchase of machinery and equipment) and Metro Pacific (property development obligations).

At 31 December 2002, the Company committed US$10.0 million (2001: Nil) for a potential capital investment in Escotel. The Company has no commitments in respect of capital expenditure (2001: Nil).

(B) LEASING COMMITMENTS

The total future minimum lease payments payable under non-cancelable operating leases are as follows.

	Consolidated	
	2002	2001
	US$m	US$m
LAND AND BUILDINGS		
– Within one year	**1.0**	1.8
– Between two and five years inclusive	**1.8**	6.1
Total land and buildings	**2.8**	7.9
PLANT AND OTHER		
– Within one year	**–**	0.3
– Between two and five years inclusive	**–**	0.3
Total plant and other	**–**	0.6
TOTAL	**2.8**	8.5

At 31 December 2002, the Company did not have any leasing commitments (2001: Nil).

(C) CONTINGENT LIABILITIES

	Consolidated		Company	
	2002	2001	**2002**	2001
	US$m	US$m	**US$m**	US$m
Guarantees for credit facilities given to				
– an associated company	**92.6**	100.1	**92.6**	100.1
– others	**–**	2.6	**–**	–
TOTAL	**92.6**	102.7	**92.6**	100.1

The guarantee in respect of an associated company relates to credit facilities extended to Escotel, which are guaranteed by Escotel's shareholders on a pro-rata basis. The US$92.6 million (2001: US$100.1 million) guarantee represents the Group's 49 per cent share of Escotel's borrowings.

The non-compliance of certain financial ratios under certain of Escotel's loan facilities may provide a basis for the lenders to accelerate the credit facilities which may then enable the lenders to access the guarantees provided by Escotel's shareholders. In the event that such guarantees are called upon by the lenders, they will become unsecured and short-term debts of the Company. However, Escotel's loan principal and interest payments remain current as at and subsequent to 31 December 2002.

28. EMPLOYEE INFORMATION

(A) REMUNERATION

	Consolidated	
	2002	2001
	US$m	US$m
Basic salaries	**110.6**	118.3
Bonuses	**14.9**	18.7
Benefits in kind	**22.3**	18.2
Pension contributions	**3.3**	4.2
TOTAL	**151.1**	159.4
AVERAGE NUMBER OF EMPLOYEES	**46,422**	52,252

The above includes the remuneration of Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 29(A).

(B) RETIREMENT BENEFITS

The Group operates both defined contribution and defined benefit schemes covering approximately 22,863 (2001: 21,072) employees.

(i) DEFINED CONTRIBUTION SCHEMES The Group operates seven (2001: nine) defined contribution schemes covering approximately 21,391 (2001: 18,806) employees. The assets of all of the schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2001: zero to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In one (2001: four) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2002, US$0.1 million (2001: US$0.1 million) was used for this purpose. At 31 December 2002, the forfeited contributions had been fully utilized.

(ii) DEFINED BENEFIT SCHEMES The Group operates two (2001: three) defined benefit schemes covering approximately 1,472 (2001: 1,526) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone an independent valuation at the balance sheet date. These actuarial valuations were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group.

The amount of deficit under defined benefit schemes included in the balance sheet is as follows.

	2002	2001
	US$m	US$m
Present value of defined benefit obligations	**9.5**	7.8
Fair value of plan assets	**(5.1)**	(4.4)
LIABILITY IN BALANCE SHEET	**4.4**	3.4

The movement of deficit under defined benefit schemes included in balance sheet during 2002 is as follows.

	2002
	US$m
At 1 January	**3.4**
Exchange translation	**0.1**
Net pension scheme cost recognized in the profit and loss statement	**2.3**
Payment	**(1.4)**
AT 31 DECEMBER	**4.4**

The amount recognized in the profit and loss statement is as follows.

	2002 US$m	2001 US$m
Current service cost	**1.8**	0.7
Expected return on plan assets	**(0.4)**	(0.3)
Net actuarial losses/(gains) recognized in the year	**0.2**	(0.1)
Past service cost	**0.7**	–
TOTAL INCLUDED IN EMPLOYEE REMUNERATION	**2.3**	0.3
ACTUAL RETURN ON PLAN ASSETS	**9%**	9%

Principal actuarial assumptions (weighted average) at 31 December are as follows.

	2002	2001
Discount rate	**9%**	9%
Expected return on plan assets	**9%**	9%
Future salary increases	**13%**	14%
Future pension increases	**13%**	14%
Average remaining working lives of employees (years)	**13**	14

(C) LOANS TO OFFICERS

Particulars of loans made by the Group to Officers and disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance are as follows.

	Balance outstanding		Maximum balance during the year
	31 December US$m	1 January US$m	US$m
Aggregate amount outstanding – 2002	**–**	**–**	**–**
– 2001	–	0.8	0.8

29. DIRECTORS AND SENIOR EXECUTIVES REMUNERATION

The remuneration of the Executive Directors and senior executives, as disclosed in Notes (A) and (B), exclude the benefits arising from the exercise of share options.

(A) DIRECTORS' REMUNERATION

Executive Directors	2002 US$m	2001 US$m
Non-performance based		
– Salary and benefits	**3.4**	3.1
– Pension contributions	**0.2**	0.2
Performance based		
– Bonus and long-term monetary incentive awards	**0.3**	7.3
TOTAL	**3.9**	10.6

Included within total Directors' remuneration is an amount of US$1.5 million (2001: US$0.9 million) paid or reimburseable by PLDT, an associated company, in respect of the services of the Executive Chairman.

The Company's Independent Non-executive Directors received a total of US$55,000 (2001: US$92,000) in fees for meetings attended in 2002, and emoluments of US$76,923 (2001: US$76,923) for consultancy services provided to the Company in 2002. No fees or emoluments have been received by the other Non-executive Directors.

The table below shows the number of Directors whose remuneration was within the bands stated.

Remuneration bands	**2002** **Number**	2001 Number
US$NIL – US$125,000	**6**	6
US$125,001 – US$189,000	**–**	1
US$573,001 – US$637,000	**–**	1
US$637,001 – US$701,000	**–**	1
US$701,001 – US$765,000	**1**	–
US$765,001 – US$829,000	**1**	–
US$893,001 – US$957,000	**1**	–
US$1,341,001 – US$1,405,000	**–**	1
US$1,469,001 – US$1,533,000	**1**	–
US$1,789,001 – US$1,853,000	**–**	1
US$2,749,001 – US$2,813,000	**–**	1
US$3,133,001 – US$3,197,000	**–**	1
TOTAL	**10**	13

Messrs. James C. Ng, David G. Eastlake and Ricardo S. Pascua resigned as Directors of the Company on 20 March 2001, 19 April 2001 and 31 December 2001, respectively.

(B) SENIOR EXECUTIVES' REMUNERATION

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed that of the Company's Directors. One (2001: Two) senior executive was among the Group's five highest earning employees. The remaining four (2001: three), of the five highest earning employees, are the Company's Directors.

	2002 **US$m**	2001 US$m
Non-performance based		
– Salary and benefits	**0.4**	0.3
– Compensation for contract severance[i]	**–**	4.9
Performance based		
– Bonus and long-term monetary incentive awards	**–**	0.2
TOTAL	**0.4**	5.4

(i) Represents the amount paid to two senior executives upon the disposal of a subsidiary company in 2001.

The table below shows the remuneration of the one (2001: two) senior executive who was among the Group's five highest earning employees in 2002.

Remuneration bands	**2002** **Number**	2001 Number
US$381,001 – US$445,000	**1**	–
US$1,981,001 – US$2,045,000	**–**	1
US$3,389,001 – US$3,453,000	**–**	1
TOTAL	**1**	2

(C) SHARE OPTIONS

The tables below give particulars of the share options of the Company and its subsidiary companies granted to the Executive Directors, senior executives and a former Director, which were outstanding at 31 December 2002.

(i) PARTICULARS OF THE COMPANY'S SHARE OPTION SCHEME On 7 February 2003, the Company's Board of Directors approved the cancellation of all outstanding share options of the Company, which were granted to its Executive Directors and senior executives under Non-Qualified Stock Option Plan and the Incentive Stock Option Plan (which expired on 16 June 1999 and was replaced by the existing share option scheme) and the existing share option scheme (which has been suspended by the Company, pending amendments to reconcile this plan's provisions with Chapter 17 of the Listing Rules), during the period between December 1996 and August 2000, at exercise prices ranging from HK$5.38 to HK$9.47. As a result, there are no outstanding options under the Company's share option scheme at the date of this report.

	Options held at 1 January 2002	Options canceled during the year	Options held at 31 December 2002	Option exercise price (HK$)	Market price at date of grant (HK$)	Grant date	Exercisable from	Exercisable until
COMPANY								
EXECUTIVE DIRECTORS								
Manuel V. Pangilinan	12,498,000	-	12,498,000	9.47	9.60	19 December 1996	December 1996	December 2006
Michael J.A. Healy	964,000	-	964,000	9.47	9.60	19 December 1996	December 1996	December 2006
	2,004,000	-	2,004,000	5.38	6.80	25 June 1999	June 2000	June 2009
Ronald A. Brown	1,360,000	-	1,360,000	9.47	9.60	19 December 1996	December 1996	December 2006
	2,504,000	-	2,504,000	5.38	6.80	25 June 1999	June 2000	June 2009
Edward A. Tortorici	920,000	-	920,000	9.22	9.15	16 July 1997	July 1997	July 2007
	5,556,000	-	5,556,000	6.72	6.80	25 June 1999	January 2000	June 2009
SENIOR EXECUTIVES	3,298,000	(454,000)	2,844,000	9.47	9.60	19 December 1996	December 1996 to December 1997	December 2006
	4,458,000	(1,522,000)	2,936,000	5.38	2.40-6.80	25 June 1999 to 14 August 2000	June 2000 to August 2001	June 2009
A FORMER DIRECTOR	5,786,000	-	5,786,000	9.47	9.60	19 December 1996	December 1996	December 2006
TOTAL	39,348,000	(1,976,000)	37,372,000					

On 7 June 1989, the Directors of the Company approved the Non-Qualified Stock Option Plan and the Incentive Stock Option Plan for senior executives, which schemes expired on 16 June 1999. Because of their impending expiry, on 24 May 1999, the Company approved a share option scheme under which the Directors may, at their discretion, at any time during the effectiveness of the scheme, grant to relevant executives of the Company share options of the Company as part of the Company's long-term incentive program. The scheme became effective on 17 June 1999. The scheme will be valid for 10 years and will expire on 17 June 2009.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options, from time to time. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 25 per cent of the maximum aggregate number of shares of the Company subject to the scheme at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 per cent of the average of the official closing price of the shares on the Stock Exchange of Hong Kong for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The terms of the scheme provide that an option may be exercised under the scheme at any time during the period commencing on the date upon which such option is deemed to be granted and accepted.

No share options have been granted or exercised during the year in respect of the Company's share option scheme. Accordingly, no value in respect of share options granted has been charged to the profit and loss statement, or is otherwise included in the Directors' remuneration and the five highest paid employees' remuneration disclosures as set out in Notes (A) and (B) above.

(ii) PARTICULARS OF INDOFOOD'S SHARE OPTION SCHEME

	Options held at 1 January 2002	Options granted during the year	Options exercised during the year	Options held at 31 December 2002	Option exercise price (Rupiah)	Market price at date of grant (Rupiah)	Market price at date of exercise (Rupiah)	Grant date	Exercisable from	Exercisable until
INDOFOOD										
SENIOR EXECUTIVES	–	457,800	(457,800)	–	412,500	500,000	500,000	15 May 2002	May 2002	May 2002

On 16 May 2001, Indofood established an Employee Stock Ownership Programme (ESOP), which is to be implemented in three phases ending on 15 May 2004, for appreciation purposes. Under this programme, certain persons who have been employees, including senior executives and employees cooperatives, of Indofood for a minimum of one year are entitled to receive non-transferable options to purchase Indofood's common shares with a par value of Rupiah 100 each, exercisable in the relevant period up to 15 May 2004. The programme has authorized the granting of up to 915,600 options to purchase 500 common shares each, representing in aggregate 457,800,000 common shares or five per cent of the issued and outstanding share capital of Indofood at 16 May 2001, at an exercise price of Rupiah 825 per share. The exercise price was determined as the average closing price of the Indofood's shares during 25 consecutive trading days prior to 16 May 2001. The options were granted to three groups of employees, namely Group A (Executive Management) with a maximum portion of 48 per cent, Group B (Other Executive Management and staff) with a maximum portion of 50 per cent, and Group C (Employees' Cooperatives) with a maximum portion of 2 per cent, in each phase. The offer of the grant of options may be accepted by a participant within 3 days after the qualified employees received the notification. The options are exercisable when they are granted within the relevant ESOP phases. If the consideration is payable to or based on loans, they must be paid or repaid within 3 years. At 31 December 2001, no options had been granted under the ESOP. On 15 May 2002, 457,800 options were granted and all of these have been exercised. The market value of Indofood shares, at the date the options were granted, was Rupiah 1,000 per share.

In March 2003, 228,900 options under Phase II of the ESOP were granted and became rights of the qualified employees. Based on the said total number of options under Phase II, a total of 114,450,000 new shares of Indofood are available for subscription by the qualified employees at the established exercise price of Rupiah 825 per share. At the date of this report, no shares were issued through the exercise of options granted under Phase II of the ESOP. As at the date of this report, the number of shares issuable under share options granted under Indofood's share option scheme was 114,450,000, which represented approximately 1.2 per cent of Indofood's shares in issue.

The Directors are of the view that the value of options granted during the year depends on a number of variables, which are either difficult to ascertain or which can only be ascertained subject to a number of theoretical bases and speculative assumptions. Accordingly, the Directors believe that any calculation of the value of options will not be meaningful to shareholders.

(iii) PARTICULARS OF METRO PACIFIC'S SHARE OPTION SCHEME

	Options held at 1 January 2002	Options canceled during the year	Options held at 31 December 2002	Option exercise price (Pesos)	Market price at date of grant (Pesos)	Grant date	Exercisable from	Exercisable until
METRO PACIFIC								
SENIOR EXECUTIVES	16,856,923	(7,067,368)	9,789,555	1.69	1.76	2 November 1993	November 1994	November 2003
	9,808,471	-	9,808,471	1.91	2.37	16 April 1995	April 1996	April 2005
	674,236	-	674,236	4.38	5.19	15 April 1996	April 1997	April 2006
	10,018,750	-	10,018,750	3.46	3.57	1 August 1997	August 1997	August 2007
TOTAL	37,358,380	(7,067,368)	30,291,012					

On May 15, 1990, Metro Pacific approved a share option scheme under which the directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The scheme became effective on May 15, 1990. The scheme shall be valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10% per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options, from time to time. As at the date of this report, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 30,291,012, which represented approximately 0.1 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30% per cent of the maximum aggregate number of shares of Metro Pacific subject to the scheme at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the (i) average of the official closing price of the shares on the Philippine Stock Exchange for the twenty trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option scheme.

30. CONNECTED AND RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year ended 31 December 2002, which also constitute connected transactions under the Listing Rules, are disclosed in Notes (A) to (C). Other related party transactions, which do not constitute connected transactions under the Listing Rules, are disclosed in Notes (D) to (F).

(A) Larouge, a wholly-owned subsidiary of the Company, extended a US$90.0 million loan to Metro Pacific in April 2001. The loan was secured by a pledge over a 50.4 per cent interest of Bonifacio Land Corporation shares that Metro Pacific owned. The loan was repaid on 17 April 2003. For details, please refer to Note 31(A).

(B) Under an agreement dated 19 August 2002, First Pacific has transferred an 81 per cent controlling stake in Infrontier Limited to the incumbent management, with effect from 30 April 2002. First Pacific has retained a minority stake of 19 per cent.

(C) Since December 1995, the Company has provided guarantees, on a pro-rata basis to its shareholding, in respect of the credit facilities extended to Escotel. Details are provided in Note 27(C). The purpose of the guarantees is to facilitate Escotel's financing activities.

(D) On 25 September 2002, First Pacific exercised its option to convert a US$50 million Convertible Note into 46,220,238 newly issued ordinary shares of First Pacific at HK$8.4 per share, at a fixed exchange rate of HK$7.765: US$1.

The US$50 million Convertible Note was issued on 17 September 1999 to First Pacific Investment (B.V.I.) Limited (FPIL(BVI)), a major shareholder of the Company. With the issuance of the 46,220,238 new ordinary shares, FPIL(BVI)'s interest in First Pacific increased to 19.72 per cent from 18.54 per cent.

(E) In May 2002, Metrosel raised Rupiah 67.0 billion (US$7.6 million) through a rights issue. Asia Link B.V., a wholly-owned subsidiary of the Company, subscribed for the rights issue in proportion to its 35 per cent shareholding in Metrosel. The Rupiah 23.5 billion (US$2.7 million) funds required for the subscription were advanced by the Salim Group, the major shareholder of the Company, at an interest rate of 18.0 per cent per annum, the then prevailing cost of short-term Rupiah borrowings. The advance, together with accrued interest, was fully repaid in August 2002.

(F) In the ordinary course of business, Indofood has engaged in trade and financial transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim family either through direct and/or common share ownership. Mr. Anthoni Salim is a Director and substantial shareholder of the Company and is a Commissioner of Indofood.

Indofood believes that these transactions are conducted under normal terms and conditions, similar to those with non-related parties. The more significant transactions with these related parties are summarized below.

As at 31 December Nature of balances	**2002** **US$m**	2001 US$m
BALANCE SHEET ITEMS		
Accounts receivable – trade		
– from associated companies	**6.0**	5.4
– from affiliated companies	**4.0**	2.6
Accounts receivable – non-trade		
– from associated companies	**1.2**	0.3
– from affiliated companies	**11.9**	10.1
Long-term receivables		
– from associated companies	**4.0**	1.0
– from affiliated companies	**1.5**	27.5
Accounts payable – trade		
– to associated companies	**1.4**	1.1
– to affiliated companies	**2.3**	14.2

For the year ended 31 December Nature of transactions	**2002** **US$m**	2001 US$m
PROFIT AND LOSS ITEMS		
Sales of finished goods		
– to associated companies	**53.3**	46.8
– to affiliated companies	**15.5**	7.0
Purchase of raw materials		
– from associated companies	**14.3**	12.4
– from affiliated companies	**29.1**	137.6

Approximately four per cent (2001: four per cent) of Indofood's sales and three per cent (2001: 14 per cent) of its purchases were transacted with these related companies.

31. SUBSEQUENT EVENTS

(A) On 23 November 2002, Metro Pacific entered into an agreement with Greenfield Development Corporation and Ayala Land Inc., which anticipated the sale and assignment by Larouge B.V. (Larouge), a wholly-owned subsidiary company of the Company, of its US$90.0 million loan (the Larouge Loan) to Metro Pacific and its 50.4 per cent pledged interest in Bonifacio Land Corporation (BLC), a 72.9 per cent owned subsidiary company of Metro Pacific, for a consideration of US$90.0 million (the Transaction). The Larouge Loan was extended by Larouge to Metro Pacific in April 2001 and became due and payable on 31 October 2001, which date was extended by First Pacific to 31 December 2001, but remained unpaid.

On 8 February 2003, Larouge entered into an assignment agreement with Evergreen Holdings Inc., Ayala Land Inc. and Greenfield Development Corporation, which provided for the transfer of the Larouge Loan as part of the Transaction. The closing of the Transaction required the fulfillment or waiver of various conditions precedent.

On the same date, Larouge also entered into an agreement with Metro Pacific which provided that the interest payable under the Larouge Loan would be re-calculated based on Larouge's actual cost of funds, up to the closing of the Transaction, approximating Pesos 700 million (US$13.2 million), which resulted in approximately US$20.1 million of interest payable being waived by Larouge upon the closing of the Transaction.

On 19 March 2003, the proposed Transaction was unanimously approved by the Company's independent shareholders at a Special General Meeting.

On 17 April 2003, the Transaction was formally completed and US$90 million cash was received. The proceeds will be used to partially repay the Company's US$187.4 million bank loan. After this partial repayment, the Company will have approximately US$100.0 million of outstanding bank loan, which it intends to refinance within the next six months prior to its maturity in December 2003.

As a consequence of the Larouge Loan Transaction, Metro Pacific's interest in BLC has declined to 22.5 per cent from 72.9 per cent. Accordingly, BLC, which was a subsidiary company of the Group, is now accounted for as an associated company. A pro forma consolidated balance sheet, as if the Transaction had been completed on 31 December 2002, follows.

	Actual	Disposal of 50.4 per cent BLC by Metro Pacific	Repayment of the Company debt	**Pro forma**
	US$m	US$m	US$m	**US$m**
NON-CURRENT ASSETS				
Property and equipment	**1,009.3**	(337.3)	–	**672.0**
Associated companies	**(24.5)**	13.6	–	**(10.9)**
Other non-current assets	**294.2**	(28.1)	–	**266.1**
	1,279.0	(351.8)	–	**927.2**
CURRENT ASSETS				
Cash and bank balances (including pledged deposits)	**226.2**	76.4	(90.0)	**212.6**
Other current assets	**807.9**	(68.1)	–	**739.8**
	1,034.1	8.3	(90.0)	**952.4**
CURRENT LIABILITIES	**1,013.5**	(111.4)	(90.0)	**812.1**
NET CURRENT ASSETS	**20.6**	119.7	–	**140.3**
TOTAL ASSETS LESS CURRENT LIABILITIES	**1,299.6**	(232.1)	–	**1,067.5**
SHAREHOLDERS' DEFICIT	**(71.2)**	–	–	**(71.2)**
OUTSIDE INTERESTS	**424.1**	(145.0)	–	**279.1**
NON-CURRENT LIABILITIES	**946.7**	(87.1)	–	**859.6**
	1,299.6	(232.1)	–	**1,067.5**

(B) On 7 February 2003, the Company's Board of Directors approved the cancellation of all the outstanding share options of the Company, which were granted to its Executive Directors and senior executives under the Non-Qualified Stock Option Plan and the Incentive Stock Option Plan (which expired on 16 June 1999 and was replaced by the existing share option scheme) and the existing share option scheme (which has been suspended by the Company, pending amendments to reconcile this plan's provisions with Chapter 17 of the Listing Rules), during the period between December 1996 and August 2000, at exercise prices ranging from HK$5.38 to HK$9.47. As a result, there are no outstanding options under the Company's share option scheme at the date of these Financial Statements.

(C) On 21 March 2003, Asia Link B.V., a wholly-owned subsidiary company of the Company, exchanged its 35.0 per cent interest in Metrosel for 14.6 per cent interest in PT Mobile-8 Telecom (Mobile-8). Mobile-8, through its subsidiary companies, Metrosel and Komselindo, plans to build and operate a CDMA cellular telephone network and provide mobile telephone services in most of Indonesia.

32. COMPARATIVE FIGURES

Due to the adoption of certain new and revised Statements of Standard Accounting Practice issued by the HKSA during 2002, the presentation of certain items and balances in the Financial Statements have been revised to comply with the new requirements. Accordingly, certain comparative figures have been reclassified to conform with the current year's presentation.

33. APPROVAL OF FINANCIAL STATEMENTS

The Financial Statements were approved and authorized for issue by the Board of Directors on 17 April 2003.

HK GAAP AND IAS RECONCILIATION

HK GAAP AND IAS

The Financial Statements of the Company are prepared in accordance with Hong Kong Generally Accepted Accounting Principles (HK GAAP). For the benefit of international investors, there follows a reconciliation between HK GAAP and International Accounting Standards (IAS) which sets out the principal differences between HK GAAP and IAS that would materially impact the consolidated profit/(loss) attributable to ordinary shareholders and shareholders' equity.

Goodwill, which is the difference between the consideration paid and the fair value of the identifiable net assets acquired, could be eliminated against reserves under HK GAAP prior to 2001. This was the accounting treatment adopted by the Group. IAS requires such purchased goodwill to be capitalized as an asset on the balance sheet and amortized through the profit and loss statement over the estimated useful life of the goodwill, which should not exceed 20 years. From 1 January 2001, the introduction of SSAP 30 eliminated the option of eliminating goodwill against reserves under HK GAAP, which has brought HK GAAP in line with IAS. Although permitted by SSAP 30, the Group has elected not to reinstate, as an asset, the goodwill that was eliminated against reserves prior to 2001.

HK GAAP requires that deferred tax liabilities and assets be recorded on the basis of the probability that timing differences will reverse in the foreseeable future (partial recognition). However, under HK GAAP, deferred tax assets are recognized only in very restrictive circumstances. IAS requires that liabilities and assets in respect of deferred taxation be accounted for in full (full recognition), except where it is "more likely than not" that an asset will not be realized. Therefore, under IAS, deferred tax assets should be recognized if it is probable a tax benefit will be realized.

The following is a summary of the estimated material adjustments between HK GAAP and IAS.

PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

For the year ended 31 December	**2002 US$m**	2001 US$m
PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS AS REPORTED UNDER HK GAAP	**40.1**	(1,797.0)
Estimated material IAS adjustments		
– Reversal of impairment provisions for goodwill	**-**	122.7
– Reversal of goodwill reinstated on disposals and dilutions	**1.4**	30.4
– Purchased goodwill amortization[i]	**(50.4)**	(50.1)
– Net deferred tax liabilities recognized	**(7.1)**	(2.3)
ESTIMATED LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS UNDER IAS	**(16.0)**	(1,696.3)
	U.S. cents	U.S. cents
ESTIMATED BASIC AND DILUTED LOSS PER SHARE UNDER IAS	**(0.5)**	(54.0)

SHAREHOLDERS' EQUITY/(DEFICIT)

As at 31 December	**2002 US$m**	2001 US$m
SHAREHOLDERS' DEFICIT AS REPORTED UNDER HK GAAP	**(71.2)**	(191.2)
Estimated material IAS adjustments		
– Capitalization of purchased goodwill	**901.6**	960.0
– Net deferred tax liabilities recognized	**(28.3)**	(21.2)
ESTIMATED SHAREHOLDERS' EQUITY UNDER IAS	**802.1**	747.6
	U.S. cents	U.S. cents
ESTIMATED SHAREHOLDERS' EQUITY PER SHARE UNDER IAS	**25.1**	23.8

(i) Assumes goodwill is amortized over 20 years.

GLOSSARY OF TERMS

FINANCIAL TERMS

DEFINED BENEFIT SCHEME A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed accordingly. Generally, benefits are determined by a formula that takes account of the years of service and final salary of each member.

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member.

EBITDA Earnings before interest, tax, depreciation and amortization.

GAAP Generally accepted accounting principles.

IAS International accounting standards.

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount.

NET ASSETS Total assets less total liabilities, equivalent to the sum of shareholders' (deficit)/equity and outside interests.

NET CURRENT ASSETS Current assets less current liabilities.

NET DEBT Total of short-term and long-term borrowings, including loan capital, net of cash and bank balances and pledged deposits.

RECURRING PROFIT Profit attributable to ordinary shareholders excluding gain/loss on disposal and provision for investments and exchange differences.

FINANCIAL RATIOS

CURRENT RATIO Current assets/current liabilities.

DIVIDEND PAYOUT RATIO Ordinary share dividends paid/recurring profit.

EARNINGS PER SHARE (BASIC) Profit attributable to ordinary shareholders/weighted average number of shares outstanding during the year.

GEARING RATIO Net debt/net assets.

INTEREST COVER Profit before taxation (excluding gain/loss on disposal and provision for investments and exchange differences) and net financing charges/net financing charges.

ORDINARY SHAREHOLDERS' (DEFICIT)/EQUITY PER SHARE Ordinary shareholders' (deficit)/equity/year-end outstanding number of ordinary shares.

RETURN ON AVERAGE NET ASSETS Profit after taxation (excluding gain/loss on disposal and provision for investments and exchange differences)/average net assets.

RETURN ON AVERAGE ORDINARY SHAREHOLDERS' EQUITY Recurring profit/average ordinary shareholders' equity before goodwill reserve.

OTHERS

AGM Annual General Meeting.

ARPU Average Revenue Per User. A measure of earnings per subscriber.

HKSA Hong Kong Society of Accountants.

HKSE The Stock Exchange of Hong Kong Limited.

LISTING RULES Rules Governing the Listing of Securities issued by the Stock Exchange of Hong Kong Limited.

MOA Memorandum of Agreement.

INFORMATION FOR INVESTORS

FINANCIAL DIARY

Announcement of 2002 results	17 April 2003
Annual report posted to shareholders	30 April 2003
Annual General Meeting	2 June 2003
Preliminary announcement of 2003 interim results	8 September 2003*
Interim report posted to shareholders	22 September 2003*
Financial year-end	31 December 2003
Preliminary announcement of 2003 results	1 March 2004*

*Subject to confirmation

HEAD OFFICE

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4388
Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

REGISTERED OFFICE

Cedar House, 41 Cedar Avenue
Hamilton HM12, Bermuda
Telephone: (1 441) 295 2244
Fax: (1 441) 292 8666

TO CONSOLIDATE SHAREHOLDINGS

Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, Bermuda
Or the Hong Kong branch at:
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

SHARE LISTINGS

First Pacific's shares are listed on The Stock Exchange of Hong Kong and are traded over-the-counter in the U.S. in the form of American Depositary Receipts issued by The Bank of New York.

STOCK CODES

The Stock Exchange of Hong Kong: 142
Bloomberg: 142 HK
Reuters: 0142.HK
ADR Code: FPAFY
CUSIP reference number: 335889200

TO RECEIVE A CHINESE VERSION OF THIS REPORT, OR ADDITIONAL INFORMATION, CONTACT

Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4374
Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

WEB SITE

www.firstpacco.com

AUDITORS

Ernst & Young
15th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

SOLICITORS

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

PRINCIPAL BANKERS

ING Bank NV
Credit Suisse First Boston
Standard Chartered Bank
ABN AMRO Bank NV
JPMorgan

TEN-YEAR STATISTICAL SUMMARY

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
RESULTS (US$millions)										
Turnover	1,892.3	1,851.7	2,299.2	1,671.9	2,894.4	8,308.4	7,025.7	5,249.7	3,804.6	3,217.8
Profit/(loss) for the year	40.1	(1,797.0)	51.2	138.2	360.5	212.0	204.7	260.5	135.3	101.2
Profit/(loss) attributable to ordinary shareholders	40.1	(1,797.0)	51.2	138.2	360.5	212.0	204.2	257.0	130.3	94.5
Recurring profit	51.1	44.6	51.0	41.4	40.5	166.2	201.7	152.5	109.5	79.4
Ordinary share dividends paid	–	4.0	11.2	13.7	32.0	64.1	57.3	39.9	29.7	21.2
PER ORDINARY SHARE DATA (U.S.cents)										
Earnings/(loss)										
- Basic	1.27	(57.23)	1.75	5.34	15.21	8.98	8.73	12.50	7.06	5.88
- Diluted	1.27	(57.23)	1.75	5.32	15.12	8.89	8.59	11.78	6.37	4.54
- Basic recurring	1.62	1.42	1.74	1.60	1.71	7.04	8.62	7.42	5.93	4.94
- Diluted recurring	N/A	N/A	N/A	1.59	1.70	6.99	8.49	7.06	5.40	3.88
Dividends paid	-	0.13	0.39	0.52	1.35	2.71	2.44	1.98	1.60	1.34
Ordinary shareholders' (deficit)/equity	(2.23)	(6.09)	11.77	20.58	34.45	3.76	10.03	20.06	11.45	9.14
FINANCIAL RATIOS										
Return on average net assets (%)	7.95	4.47	4.59	3.47	3.39	14.59	18.26	18.20	18.40	18.18
Return on average ordinary shareholders' equity (%)	6.22	2.90	2.21	2.00	2.55	11.60	14.54	14.96	16.40	15.61
Dividend payout ratio (%)	-	–	15.09	36.26	34.14	31.25	31.80	32.61	31.42	32.11
Dividend cover (times)	-	–	6.63	2.76	2.93	3.20	3.14	3.07	3.18	3.11
Interest cover (times)	2.46	2.53	3.47	2.96	2.38	3.65	4.78	5.02	4.98	5.25
Current ratio (times)	1.02	0.82	1.23	0.95	0.90	1.18	1.07	1.36	1.25	1.24
Gearing ratio (times)										
- Consolidated before goodwill reserve	0.80	0.67	0.32	0.44	0.41	0.91	0.84	0.59	0.64	0.63
- Consolidated after goodwill reserve	3.01	3.93	0.78	0.78	0.59	1.52	1.74	0.97	1.10	1.07
- Company	0.15	0.09	0.10	0.28	0.38	0.80	0.39	0.15	0.32	0.34
CONSOLIDATED BALANCE SHEET DATA (US$millions)										
Capital expenditure	92.2	148.2	255.1	314.7	374.1	887.3	500.9	388.1	218.8	132.6
Total assets	2,313.1	2,045.7	3,455.8	8,200.9	7,646.3	11,386.3	8,491.8	6,821.1	6,089.6	4,996.1
Net debt	1,062.7	790.5	1,016.4	1,719.6	1,296.3	2,937.1	2,024.8	1,238.6	817.8	634.7
Total liabilities	1,960.2	1,844.7	2,150.7	5,999.7	5,442.8	9,463.3	7,325.1	5,537.6	5,343.6	4,400.8
Net current assets/(liabilities)	20.6	(234.5)	216.4	(81.6)	(106.0)	569.0	210.2	653.3	295.4	198.5
Total assets less current liabilities	1,299.6	758.4	2,500.8	6,449.8	6,598.5	8,257.2	5,651.5	5,030.4	4,900.4	4,170.1
Net assets	352.9	201.0	1,305.1	2,201.2	2,203.5	1,923.0	1,166.7	1,283.5	746.0	595.3
Shareholders' equity before goodwill reserve	905.2	794.6	2,283.4	2,343.1	1,794.3	1,378.0	1,486.2	1,312.7	834.9	683.6
Shareholders' (deficit)/equity	(71.2)	(191.2)	369.5	599.0	818.3	88.9	236.6	488.3	305.2	266.6
COMPANY BALANCE SHEET DATA (US$millions)										
Total assets	1,867.6	2,395.1	2,938.0	2,568.9	1,904.6	1,921.0	1,172.1	949.1	659.3	549.6
Net debt[i]	152.1	83.3	150.0	416.2	408.0	880.3	326.9	118.5	159.2	139.9
Total liabilities	847.9	1,425.1	1,374.9	1,081.6	820.5	819.6	327.8	160.2	157.2	122.2
Shareholders' equity	1,019.7	970.0	1,563.1	1,487.3	1,084.1	1,101.4	844.3	788.9	502.1	427.4
OTHER INFORMATION (at 31 December)										
Number of shares in issue (millions)	3,186.0	3,139.8	3,139.8	2,910.8	2,375.6	2,367.3	2,358.2	2,310.0	1,936.2	1,822.4
Weighted average number of shares in issue (millions)										
- Basic	3,152.2	3,139.8	2,923.9	2,586.9	2,370.9	2,362.2	2,339.0	2,056.8	1,846.8	1,606.7
- Diluted	N/A	N/A	N/A	2,603.3	2,383.7	2,416.1	2,375.0	2,212.3	2,125.4	2,176.5
Share price (HK$)	0.700	0.960	2.225	6.000	3.700	3.750	10.050	8.600	5.650	4.225
Market capitalization (US$millions)	285.9	386.4	895.6	2,239.1	1,126.9	1,138.1	3,038.4	2,546.9	1,402.5	987.1
Number of shareholders	5,576	5,581	5,581	5,632	6,116	5,077	4,897	5,063	5,479	6,000
Number of employees	44,820	48,046	49,493	60,972	30,673	51,270	52,880	45,911	30,808	26,060

N/A: Not applicable
(i) Includes the net debt of certain wholly-owned financing and holding companies.
See page 76 for a glossary of terms.

SUMMARY OF PRINCIPAL INVESTMENTS

As at 31 December 2002

PT Indofood Sukses Makmur Tbk

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, Flour, and Edible Oils & Fats are the principal businesses of Indofood, and it also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods businesses.

Sector: Consumer
Place of incorporation/business area: Indonesia
Issued number of shares: 9.4 billion
Economic interest/voting interest: 51.9 per cent*

* *As a consequence of Indofood's share buy back program, First Pacific's shareholding in Indofood increased to 51.9 per cent as at 31 December 2002. First Pacific's average shareholding during 2002 was 49.8 per cent.*

Further information on Indofood can be found at www.indofood.co.id

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications provider in the Philippines. It is based in Manila, and has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange and on the Pacific Exchange located in San Francisco, California. Through its three principal business groups – Wireless, Fixed Line and Information and Communications Technology – PLDT offers a wide range of telecommunications services across the Philippine's most extensive fiber optic backbone, cellular and fixed line network.

Sector: Telecommunications
Place of incorporation/business area: Philippines
Issued number of shares: 169.4 million
Economic interest/voting interest: 24.3 per cent/31.4 per cent

Further information on PLDT can be found at www.pldt.com.ph

Metro Pacific Corporation

Metro Pacific is based and listed in Manila, and principally holds interests in property developers Bonifacio Land Corporation (BLC), Pacific Plaza Towers and Landco Pacific Corporation (Landco). It also holds a majority interest in Negros Navigation Company (Nenaco), a shipping enterprise.

Sector: Property
Place of incorporation/business area: Philippines
Issued number of shares: 18.6 billion
Economic interest/voting interest: 80.6 per cent

Further information on Metro Pacific can be found at www.metropacific.com

Escotel Mobile Communications Limited

Escotel is based in New Delhi, India and provides GSM cellular telephone services in Uttar Pradesh (West), Haryana and Kerala.

Sector: Telecommunications
Place of incorporation/business area: India
Issued number of shares: 366.0 million
Economic interest/voting interest: 49.0 per cent

Further information on Escotel can be found at www.escotelmobile.com

Designed and printed by iOne Financial Press Limited, Hong Kong
A Chinese version of this annual report is available from the Company upon request. 如有需要，可向本公司索取本年報之中文版本。